Filed Pursuant to Rule 424(b)(3)

Registration Number 333-120870

Comverse Technology, Inc.

Offer to Exchange

Zero Yield Puttable Securities due 2023

The expiration date of the exchange offer is 12:01 a.m., New York City time on January 21, 2005, unless extended.

Terms of the exchange offer:

•	We will issue up to $420,000,000 aggregate principal amount of Zero Yield Puttable Securities due 2023 (the “New ZYPS”) in exchange for any and all outstanding Zero Yield Puttable Securities due 2023 (the “Existing ZYPS”), that are validly tendered and not validly withdrawn prior to the consummation of the exchange offer.

•	Upon completion of the exchange offer, each $1,000 principal amount of Existing ZYPS that is validly tendered and not validly withdrawn will be exchanged for $1,000 principal amount of New ZYPS.

•	Tenders of Existing ZYPS may be withdrawn at any time before 12:01 a.m. on the expiration date of the exchange offer.

•	As explained more fully in this prospectus, the exchange offer is subject to customary conditions, which we may waive.

The terms of the New ZYPS are identical to the Existing ZYPS, except for the following modifications:

•	Net Share Settlement. The New ZYPS will require us to settle all conversions for a combination of cash and shares, if any, in lieu of shares only. Generally, cash paid will equal the lesser of the par amount of the New ZYPS and their conversion value.

•	Additional Right of Holders to Require Repurchase. The New ZYPS will provide that holders of the New ZYPS may require us to repurchase their New ZYPS for cash on May 15, 2009 (in addition to the repurchase dates provided for in the Existing ZYPS).

•	Extension of Date of First Optional Redemption by Issuer. The New ZYPS will provide that we may redeem some or all of the New ZYPS at any time on or after May 15, 2009 (rather than May 15, 2008 as in the Existing ZYPS).

•	Cash Settlement Upon Change in Control. The New ZYPS do not permit us to pay the repurchase price, in whole or in part, in shares upon a Change in Control (as defined herein).

SEE “ RISK FACTORS” BEGINNING ON PAGE 10 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER IN EVALUATING THE OFFER.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

Dealer Manager

Prospectus dated January 21, 2005.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus incorporates important business and financial information about Comverse Technology, Inc. (“CTI”) from other documents that are not included in or delivered with this prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address and telephone number:

Comverse Technology, Inc.

170 Crossways Park Drive

Woodbury, New York 11797

(516) 677-7200

Attention: Vice President, Corporate and Marketing Communications

Our website is www.cmvt.com. Information included on our website is not incorporated by reference in this prospectus.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER WE SHOULD RECEIVE YOUR REQUEST NO LATER THAN JANUARY 12, 2005.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate by reference may contain “forward-looking statements” that involve risks and uncertainties. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and some uncertainties. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: the factors described under “Risk Factors” beginning on page 10 of this prospectus; changes in the demand for our products; changes in capital spending among our current and prospective customers; the risks associated with the sale of large, complex, high capacity systems and with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either us or our competition; risks associated with rapidly changing technology and our ability to introduce new products on a timely and cost-effective basis; aggressive competition may force us to reduce prices; a failure to compensate any decrease in the sale of our traditional products with a corresponding increase in sales of new products; risks associated with changes in the competitive or regulatory environment in which we operate; risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights; risks associated with significant foreign operations and international sales and investment activities, including fluctuations in foreign currency exchange rates, interest rates, and valuations of public and private equity; the volatility of macroeconomic and industry conditions and the international marketplace; risks associated with our ability to retain existing personnel and recruit and retain qualified personnel; and other risks described in our filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties are discussed in greater detail in our filings with the SEC, including our most recent Annual Report on Form 10-K for the year ended January 31, 2004 and subsequent Quarterly Reports on Form 10-Q. These documents are available through us, or our website, www.cmvt.com, or through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by information contained elsewhere or incorporated by reference in this prospectus. The summary may not contain all the information that may be important to you. You should read this entire prospectus, including the financial data and related notes and the documents to which we have referred you, before making an investment decision. You should pay special attention to the “Risk Factors” beginning on page 10 of this prospectus to determine whether participation in the exchange offer and an investment in the New ZYPS, or the common stock, if any, into which the New ZYPS are convertible, is appropriate for you. Unless otherwise noted, all references in this prospectus to CTI mean Comverse Technology, Inc. and references to “we,” “us,” or “our” mean CTI, including its directly and indirectly owned subsidiaries and any other entities that it may acquire.

Our Company

We design, develop, manufacture, market and support systems and software for multimedia communications and information processing applications. Our products are used in a broad range of applications by wireless and wireline telecommunications network operators and service providers, call centers, and other government, public and commercial organizations worldwide.

Through our subsidiary, Comverse, Inc. (“Comverse”), we provide telecommunications software, systems, and related services to telecommunications service providers (“TSPs”) that enable voice and data value-added enhanced services and real-time billing of communication services. These products comprise Comverse’s Total Communication portfolio, and address four primary categories: call completion and call management solutions; advanced messaging solutions for groups, communities and person-to-person communication; solutions and enablers for the management and delivery of data and content-based services; and real-time billing and account management solutions for dynamic service environments. These products are designed to enhance the communication experience and generate TSP traffic and revenue. Comverse’s principal market for its systems consists of organizations that use the systems to provide services to the public, often on a subscription or pay-per-usage basis, and includes both wireless and wireline telecommunications network operators. Comverse markets its systems throughout the world, with its own direct sales force and in cooperation with a number of leading international vendors of telecommunications infrastructure equipment.

Through our subsidiary, Verint Systems Inc. (“Verint”), we provide analytic software-based solutions for communications interception, network video, and contact centers. Verint’s software generates actionable intelligence through the collection, retention and analysis of unstructured information contained in voice, fax, video, email, Internet and data transmissions from voice, video and IP networks. Verint’s analytic solutions are designed to extract critical intelligence and deliver this intelligence to decision makers for more effective action. The security market consists primarily of communication interception by law enforcement and other government agencies and networked video security utilized by government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites. The business intelligence market consists primarily of solutions for enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance. Verint sells its business intelligence solutions to contact center service bureaus, financial institutions, retailers, utilities, communication service providers, manufacturers and other enterprises. Verint had an initial public offering of its common stock in May 2002, and its common stock is listed on the Nasdaq National Market System under the symbol “VRNT.” CTI held approximately 59.2% of Verint’s outstanding common stock as of October 31, 2004.

Through our subsidiary, Ulticom, Inc. (“Ulticom”), we provide service enabling signaling software for wireline, wireless and Internet communications. Ulticom’s Signalware family of products are used by equipment manufacturers, application developers and communication service providers to deploy revenue generating infrastructure and enhanced services within the mobility, messaging, payment and location segments. Signalware products are also embedded in a range of packet softswitching products to interoperate or converge voice and data networks and facilitate services such as voice-over-IP (“VoIP”), hosted IP telephony, and virtual private networks. Ulticom had an initial public offering of its common stock in April 2000, and its common stock is listed on the Nasdaq National Market System under the symbol “ULCM.” CTI held approximately 68.6% of Ulticom’s outstanding common stock as of October 31, 2004.

We market other telecommunications products and services, including enhanced wireless roaming services, and automatic call distribution and messaging systems for telephone answering service bureaus. We also engage in venture capital investment and capital market activities for our own account.

CTI was incorporated in New York in October 1984. Our headquarters are located at 170 Crossways Park Drive, Woodbury, New York 11797, and our telephone number is (516) 677-7200. For additional information relating to our business, operations, properties, certain acquisitions and other matters, see the documents referred to under “Where You Can Find More Information.”

The Exchange Offer

We have summarized the terms of the exchange offer in this section. Before you decide whether to tender your Existing ZYPS in this offer, you should read the detailed description of the offer under “The Exchange Offer” for further information.

Purpose of the exchange offer

The purpose of this exchange offer is to change certain of the terms of the Existing ZYPS, including the contingent conversion provisions addressing the type of consideration we will pay holders upon conversion, due to a change in accounting treatment affecting the Existing ZYPS effective for periods ending after December 15, 2004. See “Prospectus Summary—Summary of Differences between the Existing ZYPS and the New ZYPS.”

Terms of the exchange offer	We are offering to exchange $1,000 principal amount of New ZYPS for each $1,000 principal amount of Existing ZYPS accepted for exchange. You may tender all, some or none of your Existing ZYPS.

Deciding whether to participate in the exchange offer

Neither we nor our officers or directors make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Existing ZYPS in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to tender your Existing ZYPS in the exchange offer and, if so, the aggregate amount of Existing ZYPS to tender. You should read this prospectus and the letter of transmittal and consult with your advisers, if any, to make that decision based on your own financial position and requirements.

Expiration date; extension; termination

The exchange offer and withdrawal rights will expire at 12:01 a.m., New York City time, on January 21, 2005, or any subsequent time or date to which the exchange offer is extended. We may extend the expiration date or amend any of the terms or conditions of the exchange offer for any reason. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If we extend the expiration date, you must tender your Existing ZYPS prior to the date identified in the press release or public announcement if you wish to participate in the exchange offer. In the case of an amendment, we will issue a press release or other public announcement. We have the right to:

•	extend the expiration date of the exchange offer and retain all tendered Existing ZYPS, subject to your right to withdraw your tendered Existing ZYPS; and

•	waive any condition or otherwise amend any of the terms or conditions of the exchange offer in any respect, other than the condition that the registration statement be declared effective.

Conditions for completion of the exchange offer

The exchange offer is subject to certain customary conditions, including that the registration statement and any post-effective amendment to the registration statement covering the New ZYPS be effective under the Securities Act. See “The Exchange Offer—Conditions for Completion of the Exchange Offer.”

Withdrawal rights	You may withdraw a tender of your Existing ZYPS at any time before the exchange offer expires by delivering a written notice of withdrawal to JPMorgan Chase Bank, N.A., the exchange agent, before the expiration date. If you change your mind, you may retender your Existing ZYPS by again following the exchange offer procedures before the exchange offer expires. In addition, if we have not accepted your tendered Existing ZYPS for exchange, you may withdraw your Existing ZYPS at any time after January 21, 2005.

Procedures for tendering Existing ZYPS

If you hold Existing ZYPS through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender your Existing ZYPS. Tenders of your Existing ZYPS will be effected by book-entry transfers through The Depository Trust Company.

If you hold Existing ZYPS through a broker, dealer, commercial bank, trust company or other nominee, you may also utilize the procedures for guaranteed delivery.

Please do not send letters of transmittal to us. You should send letters of transmittal to JPMorgan Chase Bank, N.A., the exchange agent, at one of its offices as indicated under “The Exchange Offer” or in the letter of transmittal. The exchange agent can answer your questions regarding how to tender your Existing ZYPS.

Trading	Our common stock is traded on the Nasdaq National Market under the symbol “CMVT.”

Information agent	D.F. King & Co., Inc.

Exchange agent	JPMorgan Chase Bank, N.A.

Dealer manager	Lehman Brothers Inc.

Risk factors	You should carefully consider the matters described under “Risk Factors,” as well as other information set forth in this prospectus and in the letter of transmittal.

Consequences of not exchanging Existing ZYPS

The liquidity and trading market for Existing ZYPS not tendered in the exchange offer could be adversely affected to the extent a significant number of the Existing ZYPS are tendered and accepted in the exchange offer.

Tax consequences

See “Material U.S. Federal Income Tax Considerations” for a summary of certain U.S. federal income tax consequences or potential consequences that may result from the exchange of Existing ZYPS for New ZYPS and the conversion of the New ZYPS.

The U.S. federal income tax consequences of the exchange of Existing ZYPS for New ZYPS are unclear. We will take the position that the modifications to the Existing ZYPS resulting from the exchange of Existing ZYPS for New ZYPS will not constitute a significant modification of the terms of the Existing ZYPS for U.S. federal income tax purposes. If, consistent with our position, the exchange of Existing ZYPS for New ZYPS does not constitute a significant modification of the terms of the Existing ZYPS for U.S. federal income tax purposes, the New ZYPS will be treated as a continuation of the Existing ZYPS, and there will be no U.S. federal income tax consequences to a holder who exchanges Existing ZYPS for New ZYPS pursuant to the exchange offer. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing the New ZYPS to treat the exchange offer as not constituting a significant modification of the terms of the Existing ZYPS. If, contrary to our position, the exchange of the Existing ZYPS for the New ZYPS does constitute a significant modification to the terms of the Existing ZYPS, the U.S. federal income tax consequences to you could materially differ.

Summary Consolidated Financial Data

The summary consolidated financial data presented below should be read in conjunction with our consolidated financial statements, and related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, in each case, incorporated herein by reference as described under “Where You Can Find More Information.” The summary statement of operations data for the years ended January 31, 2000 and 2001 have been derived from our audited consolidated financial statements not incorporated by reference herein.

	Year ended January 31,									Nine months ended October 31,
	2000(1)		2001		2002		2003	2004		2003	2004
	(In thousands, except per share amounts and ratios)
Statement of Operations Data:
Sales	$909,667		$1,225,058		$1,270,218		$735,889	$765,892		$562,863	$700,301
Cost of sales	371,589		482,658		525,480		338,121	327,560		244,366	279,652
Research and development, net	169,816		232,198		293,296		232,593	216,457		162,102	172,851
Selling, general and administrative	193,996		259,607		323,036		281,202	254,376		188,956	213,769
Net income (loss)	173,147		249,136		54,619		(129,478)	(5,386)		(10,314)	36,287
Earnings (loss) per share—basic	$1.19		$1.54		$0.30		$(0.69)	$(0.03)		$(0.05)	$0.19
Weighted average number of common and common equivalent shares outstanding—basic	145,889		161,496		179,311		187,212	190,351		189,397	195,452
Earnings (loss) per share—diluted	$1.08		$1.39		$0.29		$(0.69)	$(0.03)		$(0.05)	$0.18
Weighted average number of common and common equivalent shares outstanding—diluted	178,986		189,964		186,434		187,212	190,351		189,397	201,947
Ratio of earnings to fixed charges(2)	7.7	x	9.5	x	2.8	x	n.a. (3)	1.4	x	n.a. (3)	5.4	x

October 31, 2004
(In thousands except book value per share)
Balance Sheet Data:
Working capital	$2,173,878
Current assets	2,570,293
Noncurrent assets	302,818
Total assets	2,873,111
Current liabilities	396,415
Noncurrent liabilities	528,774
Long-term debt, including current portion	518,654
Minority interest	190,434
Stockholders’ equity	1,757,488
Book value per share	$8.91

(1)	Includes the results of Loronix Information Systems, Inc., or “Loronix,” for its fiscal year ended December 31, 1999. Loronix was merged into our company in July 2000 and was accounted for pursuant to the pooling of interests method.
(2)	For purposes of computing the ratio of earnings to fixed charges (i) earnings consist of consolidated pre-tax income before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance cost and the portion of rent expense deemed by us to be representative of the interest component.
(3)	For the year ended January 31, 2003, and for the nine months ended October 31, 2003, our earnings were insufficient to cover fixed charges by approximately $123.8 million and $0.9 million, respectively.

Summary of Differences between the Existing ZYPS and the New ZYPS

A summary of the differences between the Existing ZYPS and New ZYPS is set forth in the table below. The table below is qualified in its entirety by the information contained in this prospectus and the documents governing the Existing ZYPS and the New ZYPS, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the New ZYPS, see “Description of the New ZYPS.”

	Existing ZYPS	New ZYPS
Securities	$420,000,000 in aggregate principal amount of Existing ZYPS due 2023, which were issued on May 7, 2003.	Up to $420,000,000 in aggregate principal amount of New ZYPS due 2023 to be issued pursuant to this exchange offer.

Settlement upon conversion	Upon conversion of Existing ZYPS, we will deliver shares of our common stock.

We will satisfy in cash our conversion obligation with respect to the principal amount of the New ZYPS to be converted, with the remaining amount, if any, to be satisfied in shares of our common stock, in each case as described below.

The settlement amount will be computed as follows:

•      a cash amount equal to the lesser of (i) the aggregate principal amount of the New ZYPS to be converted and (ii) the applicable stock price (as defined under “Description of the New ZYPS—Conversion Rights—Payment Upon Conversion”) multiplied by the conversion rate then in effect multiplied by the aggregate principal amount of the New ZYPS to be converted divided by 1,000; and

•      if the amount described in (ii) immediately above exceeds the aggregate principal amount of the New ZYPS to be converted, a number of shares equal to (y) the aggregate principal amount of New ZYPS to be converted divided by 1,000 and multiplied by (z) (a) the conversion rate then in effect minus (b) $1,000 divided by the applicable stock price.

The settlement date for payment of cash and shares of our common stock, if any, will be on the second trading day following the final trading day of the cash settlement average period (as defined under “Description of the New ZYPS—Conversion Rights—Payment Upon Conversion”), which is the 22nd trading day following the conversion date (as such conversion date is determined as described in the final paragraph under “Description of the New ZYPS—Conversion Procedures”), unless the conversion is:

•      in connection with a redemption, in which case the settlement date will be the redemption date; or

•      during the period beginning twenty-five trading days preceding the maturity date and ending on the maturity date, in which case the settlement date will be the maturity date.

Repurchase at option of holders	On each of May 15, 2008, May 15, 2013 and May 15, 2018, holders of the Existing ZYPS may require us to repurchase their Existing ZYPS for cash.	On each of May 15, 2008, May 15, 2009, May 15, 2013 and May 15, 2018, holders of the New ZYPS may require us to repurchase their New ZYPS for cash.

Optional redemption by CTI	At any time on or after May 15, 2008, we may redeem for cash some or all of the Existing ZYPS on at least 20 but not more than 60 days’ notice, at a redemption price equal to 100% of their principal amount.	At any time on or after May 15, 2009, we may redeem for cash some or all of the New ZYPS on at least 20 but not more than 60 days’ notice, at a redemption price equal to 100% of their principal amount.

Settlement upon Change in Control	Upon the occurrence of a “Change in Control” (as defined herein), instead of paying the repurchase price of the Existing ZYPS in cash, we may pay the repurchase price, in whole or in part, by delivering shares of common stock upon satisfaction of certain conditions.	Upon the occurrence of a Change in Control, we will be required to pay the repurchase price of the New ZYPS in cash.

Accounting treatment	Once certain new accounting rules become effective, the “if converted” method, under which the full number of shares of our common stock underlying the Existing ZYPS will be deemed to be outstanding for the purpose of calculating diluted earnings per share (if dilutive), whether or not the Existing ZYPS may be converted pursuant to their terms.

Treasury stock method, under which the number of shares of our common stock deemed to be outstanding for the purpose of calculating diluted earnings per share will not include shares of our common stock underlying the New ZYPS other than the shares, if any, that we would be required to deliver upon conversion to satisfy our conversion obligations as described herein.

We will record the New ZYPS in our accounting records at the same carrying value as the Existing ZYPS. This carrying value is the aggregate principal amount of the Existing ZYPS, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. The expenses of the exchange offer will be expensed as incurred.

RISK FACTORS

Before you participate in the exchange offer, you should know that making an investment in the New ZYPS, the Existing ZYPS or the shares of our common stock, if any, issuable upon conversion thereof involves some risks, including the risks described below. You should carefully consider the factors described below in addition to the remainder of this prospectus and the factors discussed in the documents and other information incorporated by reference before tendering your Existing ZYPS. The risk factors set forth below, other than those that discuss the consequences of failing to exchange your Existing ZYPS in the exchange offer or as otherwise noted, are applicable to both the Existing ZYPS and the New ZYPS issued in the exchange offer (collectively, the “ZYPS”). The risks that we have highlighted here are not the only ones that we face and additional risks, including those presently unknown to us, could also impair our operations. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected.

Risks Related to the ZYPS

The Existing ZYPS are, and the New ZYPS will be, unsecured and our future secured indebtedness will rank effectively senior to the ZYPS.

The Existing ZYPS are, and the New ZYPS will be, unsecured and rank equal in right of payment with our existing and future unsecured and unsubordinated indebtedness. The Existing ZYPS are, and the New ZYPS will be, effectively subordinated to any secured debt we incur in the future to the extent of the value of the assets that secure that indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the ZYPS, payment on the ZYPS could be less, ratably, than on any secured indebtedness. We may not have sufficient assets remaining to pay amounts due on any or all of the ZYPS then outstanding.

The indenture governing the Existing ZYPS does not, and the indenture governing the New ZYPS will not, prohibit or limit us or our subsidiaries from incurring additional indebtedness and other liabilities, or from pledging assets to secure such indebtedness and liabilities. The incurrence of additional indebtedness and, in particular, the granting of a security interest to secure the indebtedness, could adversely affect our ability to pay our obligations on the ZYPS.

We may not be able to repurchase the ZYPS when required or make the required cash payments upon conversion or at maturity of the ZYPS.

On each of May 15, 2008, May 15, 2013 and May 15, 2018 and upon the occurrence of a Change in Control (as defined herein), holders of the Existing ZYPS may require us to repurchase their Existing ZYPS for cash. On each of May 15, 2008, May 15, 2009, May 15, 2013 and May 15, 2018 and upon the occurrence of a Change in Control, holders of the New ZYPS may require us to purchase their New ZYPS for cash. We may not have sufficient funds at the time of any such event to make the required repurchases or to make any required payments on the ZYPS at maturity.

In addition, the New ZYPS require that we pay cash for the lesser of the par value of the New ZYPS and their conversion value upon their conversion by the holders. The events leading to convertibility of the ZYPS may be out of our control.

As of October 31, 2004, CTI had approximately $507.3 million of long-term indebtedness (including $420 million of Existing ZYPS) outstanding. In addition, the indenture governing the Existing ZYPS does not, and the indenture governing the New ZYPS will not, prohibit us or our subsidiaries from incurring additional indebtedness and other liabilities.

The source of funds for any cash payment required on the ZYPS, or for any payment with respect to our other liabilities, will be our available cash or cash generated from operating activities or other sources, including dividends from our subsidiaries, borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. Upon conversion of the New ZYPS, we will be required to make cash payments to holders of up to $420 million, which payments would reduce our liquidity by the amount of such payments. Due to our current liquidity and capital resources, we do not expect that we would be required to arrange additional financing in order to meet our payment obligations upon conversion of the New ZYPS. We cannot assure you, however, that sufficient funds will be available at the time of payment required on the ZYPS, or that we will be able to arrange financing, to make any such required cash payments. Should we not retain sufficient cash to service indebtedness, including the ZYPS, our ability to make required principal, repurchase or redemption payments on the ZYPS or payments upon conversion of the New ZYPS may become impaired. Our ability to repurchase the ZYPS in such event may be limited by law, the relevant indenture and the terms of the other agreements relating to our indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. Furthermore, the use of available cash to fund the required cash payments may impair our ability to obtain additional financing in the future.

We are subject to a new accounting rule that will result in lower earnings per share, on a diluted basis.

At its September 2004 meeting, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a conclusion on EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share,” that will require the contingent shares issuable under our Existing ZYPS to be included in our diluted earnings per share calculation (if dilutive) retroactive to the date of issuance of the Existing ZYPS by applying the “if converted” method under FASB Statement No. 128, “Earnings per Share” (FAS 128). The Existing ZYPS (and the New ZYPS) may be converted by holders into shares of our common stock (or, in the case of the New ZYPS, into cash and shares of our common stock, if any) initially at the conversion price of approximately $17.97 per share, under certain circumstances. The initial conversion trigger price is approximately $21.56 (or 120% of $17.97), as the Existing ZYPS (and the New ZYPS) are convertible if, during any fiscal quarter, the closing sale price per share of our common stock for a period of at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter was more than 120% of the conversion price in effect on that thirtieth trading day. In addition, the Existing ZYPS are convertible upon the occurrence of certain other events, which events are the same as those that trigger the convertibility of the New ZYPS into cash and shares of our common stock, if any, described under “Description of the New ZYPS—Conversion Rights.” Under the new rule, shares of common stock underlying securities, such as the Existing ZYPS, containing embedded conversion features that are contingent upon market price triggers must be included in diluted earnings per share computations (if dilutive) regardless of whether the contingency has been met. We have followed the existing interpretation of FAS 128, which requires inclusion of the impact of the conversion of our Existing ZYPS only when and if the conversion thresholds are reached. As the conversion thresholds had not been satisfied through October 31, 2004, we have not included the impact of the conversion of our Existing ZYPS in our computation for diluted earnings per share through the periods ended October 31, 2004.

The new rule has been approved by the FASB, which is effective for periods ending after December 15, 2004 (the “Effective Date”) and will require us to restate previously reported diluted earnings per share and will result in lower diluted earnings per share than previously reported for periods subsequent to the issuance of the Existing ZYPS. If the Exchange Offer is not completed prior to the Effective Date of the new rule, our restated diluted earnings per share after the Effective Date of the new rule will be calculated under the terms of the Existing ZYPS, which will result in lower diluted earnings per share. If less than all of the Existing ZYPS are tendered and accepted in the Exchange Offer, then the Existing ZYPS not exchanged will be accounted for under the “if converted” method after the Effective Date of the new rule, which will result in lower diluted earnings per share. However, even if the exchange offer is not completed prior to the Effective Date, the new rule will have no effect on our diluted earnings per share for the year ended January 31, 2004, due to the fact that we reported a loss during such period.

The U.S. federal income tax consequences of the conversion of the New ZYPS into cash and common stock are unclear.

The U.S. federal income tax consequences of the conversion of New ZYPS are unclear. The conversion of New ZYPS into common stock and cash may be treated as in part a conversion into stock and in part a payment in redemption of a portion of the New ZYPS. Alternatively, the conversion of New ZYPS may be treated in its entirety as a recapitalization. In either event, U.S. holders who convert their New ZYPS may be subject to tax on a portion of the converted ZYPS. See “Material U.S. Federal Income Tax Consequences—U.S. Holders —Conversion of the New ZYPS” for more information.

We expect that the trading value of the ZYPS will be significantly affected by the price of our common stock and other factors.

The market price of the ZYPS is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the ZYPS than would be expected for nonconvertible debt securities. In addition, the ZYPS have a number of features, including conditions to conversion, that could result in a holder receiving less than the value of our common stock into which a ZYPS would otherwise be convertible. These features could adversely affect the value and the trading price for the ZYPS.

There is no current market for the New ZYPS and we cannot assure you that an active trading market will develop or that a significant amount of New ZYPS will be issued in connection with the exchange offer.

There is no established trading market for the New ZYPS. The Existing ZYPS are either currently traded on the over-the-counter markets or are available for trading on the PORTALSM Market. It is expected that the New ZYPS will be traded in the over-the-counter market, but there can be no assurance as to the liquidity of any market for the New ZYPS, the ability of the holders to sell their New ZYPS, or the prices at which holders of the New ZYPS would be able to sell their New ZYPS. The New ZYPS could trade at prices higher or lower than their initial purchase prices depending on many factors. Accordingly, there can be no assurance that an active trading market for the New ZYPS will develop. Furthermore, if an active trading market were to develop, the market price for the New ZYPS may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and changes in performance or prospects for companies in our industry.

The closing of the exchange offer is not conditional upon a minimum aggregate principal amount of Existing ZYPS being tendered and accepted in the exchange offer. To the extent that Existing ZYPS are not tendered and accepted for exchange in the exchange offer, the trading market, if any, for New ZYPS could be significantly more limited than the trading market for the Existing ZYPS. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the New ZYPS may be affected adversely. A limited float could also make the trading price of New ZYPS more volatile.

You may only convert the ZYPS if certain conditions are met.

The Existing ZYPS are convertible into shares of our common stock, and the New ZYPS will be convertible into a combination of cash and stock, if any, by you, only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your ZYPS, and you may not be able to receive the value of the common stock into which the ZYPS would otherwise be convertible.

The ZYPS are not protected by restrictive covenants.

The indenture governing the Existing ZYPS does not, and the indenture governing the New ZYPS will not, contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness or liens or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture for the Existing ZYPS does not, and the indenture for the New ZYPS will not, contain covenants or other provisions to afford protection to holders of the ZYPS in the event of a fundamental change involving us, except to the extent provided in the relevant ZYPS.

Because we are a holding company, the ZYPS are effectively subordinated to indebtedness of our subsidiaries and our ability to service indebtedness may in the future become dependent upon the operating cash flows of these subsidiaries.

We are a holding company and substantially all of our operations are conducted through subsidiaries. Although we currently have sufficient cash to service or repay our indebtedness, should we utilize such cash for other purposes, such as making acquisitions, our operating cash flow and ability to service indebtedness, including the ZYPS, may become dependent upon the operating cash flows of our subsidiaries and the payment of funds by these subsidiaries to us in the form of dividends, interest and/or principal payments on loans or otherwise. We have granted options to certain of our officers and employees to purchase equity in certain of our subsidiaries. If these options are exercised, our participation in any earnings and future distributions by such subsidiaries will be reduced. In addition, existing and future obligations (including trade payables) of our subsidiaries are or will be effectively senior in right of payment to the ZYPS.

The Existing ZYPS and the net share settlement feature of the New ZYPS may result in dilution to our common stockholders.

Dilution in the per share value of our common stock could result from the conversion of most or all of the Existing ZYPS or shares issued as a result of the new net share settlement feature of the New ZYPS. If none of the Existing ZYPS were tendered and accepted in the exchange offer, approximately 23.4 million shares of our common stock could be issued upon the conversion of the Existing ZYPS. Moreover, a significant number of shares of our common stock could be issued as a result of the new net share settlement feature of the New ZYPS. The issuance of such shares could cause holders of our common stock to experience substantial dilution. Furthermore, the trading price of our common stock could suffer from significant downward pressure as holders convert these ZYPS or these common shares are issued pursuant to the new feature and such holders sell such common shares, encouraging short sales by the holders of such ZYPS or other stockholders.

In the event of our bankruptcy, insolvency or certain similar proceedings during the cash settlement average period, there is a risk that a holder’s claim could be subordinated to claims of our creditors.

Holders of New ZYPS should be aware that once they have elected to convert their New ZYPS into cash and shares of our common stock, if any, in the event of our bankruptcy, insolvency or certain similar proceedings during the cash settlement average period (as defined under “Description of the New ZYPS—Conversion Rights—Payment Upon Conversion”), there is a risk that a bankruptcy court may decide that a holder’s claim to receive such cash and/or shares may not represent a senior unsecured claim and could be subordinated to the claims of our creditors as a result of such holder’s claim being treated as an equity claim in bankruptcy.

Risks Relating to the Exchange Offer

Holders of New ZYPS will be subject to certain risks that are different from the risks applicable to holders of the Existing ZYPS

In general, the risks associated with the Existing ZYPS and the New ZYPS are the same. However, holders of New ZYPS will be subject to certain risks that are different from the risks that are applicable to holders of the Existing ZYPS, as described under “Risk Factors—Risks Related to the ZYPS—We may not be able to repurchase the ZYPS when required or make the required cash payments upon conversion or at maturity of the ZYPS,” “—The U.S. federal income tax consequences of the conversion of the New ZYPS into cash and common stock are unclear,” “—There is no current market for the New ZYPS and we cannot assure you that an active trading market will develop or that a significant amount of New ZYPS will be issued in connection with the exchange offer,” “—In the event of our bankruptcy, insolvency or certain similar proceedings during the cash settlement average period, there is a risk that a holder’s claim could be subordinated to claims of our creditors” and “Risk Factors—Risks Relating to the Exchange Offer—The U.S. federal income tax consequences of the exchange of the Existing ZYPS for the New ZYPS are unclear.”

After the consummation of the exchange offer there will likely be a limited trading market for the Existing ZYPS, which could affect the market price of the Existing ZYPS.

To the extent that Existing ZYPS are tendered and accepted for exchange pursuant to the exchange offer, the trading market, if any, for Existing ZYPS that are not tendered and remain outstanding after the exchange offer is likely to be significantly more limited than at present. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for Existing ZYPS that are not tendered and accepted for exchange pursuant to the exchange offer may be affected adversely. A reduced float may also make the trading price of Existing ZYPS that are not exchanged in the exchange offer more volatile.

The U.S. federal income tax consequences of the exchange of the Existing ZYPS for the New ZYPS are unclear.

The U.S. federal income tax consequences of the exchange offer are unclear. We will take the position that the exchange of Existing ZYPS for New ZYPS will not constitute a significant modification of the terms of the Existing ZYPS for U.S. federal income tax purposes. The indenture governing the New ZYPS will contain provisions stating that by acceptance of a beneficial interest in a New ZYPS each holder thereof will be deemed to have agreed that the exchange of Existing ZYPS for New ZYPS does not constitute a significant modification of the terms of the Existing ZYPS for U.S. federal income tax purposes. That position, however, could be challenged by the IRS. Assuming the exchange of the Existing ZYPS for the New ZYPS does not result in a significant modification of the terms of the Existing ZYPS, the New ZYPS will be treated as a continuation of the Existing ZYPS and there will be no U.S. federal income tax consequences to a holder who exchanges Existing ZYPS for New ZYPS pursuant to the exchange offer. If, contrary to our position, the exchange of the Existing ZYPS for the New ZYPS does constitute a significant modification of the terms of the Existing ZYPS, the U.S. federal income tax consequences to you could materially differ. See “Material U.S. Federal Income Tax Consequences—Consequences of the Exchange” for more information.

Our Board of Directors has not made a recommendation with regard to whether or not you should tender your Existing ZYPS in the exchange offer and we have not obtained a third-party determination that the exchange offer is fair to holders of the Existing ZYPS.

Neither we nor our officers or directors make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Existing ZYPS in the exchange offer. Further, we have not authorized anyone to make any such recommendation. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Existing ZYPS for purposes of negotiating the terms of the exchange offer or preparing a report concerning the fairness of the exchange offer. We cannot assure holders of the Existing ZYPS that the value of the New ZYPS received in the exchange offer will in the future equal or exceed the value of the Existing ZYPS tendered and we do not take a position as to whether you ought to participate in the exchange offer.

Risks Related to Our Business

Adverse conditions in the telecommunications industry have harmed and may continue to harm our business, financial condition and results of operations.

We derive the majority of our revenue from the telecommunications industry, which is experiencing a challenging capital spending environment. Although the capital spending environment has improved recently and our revenues have increased in recent quarters, we experienced significant revenue declines from historical peak revenue levels, and if capital spending and technology purchasing by TSPs does not continue to improve or declines, revenue may stagnate or decrease, and our operating results may be adversely affected. For these reasons and the reasons described in the risk factors below, it has been and continues to be very difficult for us to accurately forecast future revenues and operating results.

Our business is particularly dependent on the strength of the telecommunications industry. The telecommunications industry, including us, have been negatively affected by, among other factors, the high costs and large debt positions incurred by some TSPs to expand capacity and enable the provision of future services (and the corresponding risks associated with the development, marketing and adoption of these services as discussed below), including the cost of acquisitions of licenses to provide broadband services and reductions in TSPs’ actual and projected revenues and deterioration in their actual and projected operating results. Accordingly, TSPs, including our customers, have significantly reduced their actual and planned expenditures to expand or replace equipment and delayed and reduced the deployment of services. A number of TSPs, including certain customers of ours, also have indicated the existence of conditions of excess capacity in certain markets.

Certain TSPs have delayed the planned introduction of new services, such as broadband mobile telephone services, that would be supported by certain of our products. Certain of our customers also have implemented changes in procurement practices and procedures, including limitations on purchases in anticipation of estimated future capacity requirements, and in the management and use of their networks, that have reduced our sales, which also has made it very difficult for us to project future sales. The continuation and/or exacerbation of these negative trends will have an adverse effect on our future results.

In addition to loss of revenue, weakness in the telecommunications industry has affected and may continue to affect our business due to: (i) increasing the risk of credit or business failure of suppliers, customers or distributors; (ii) customer requirements for vendor financing and longer payment terms; (iii) delays and defaults in customer or distributor payments; and (iv) price reductions instituted by competitors or by us to maintain or acquire market share.

Our current plan of operations is predicated in part on a recovery in capital expenditures by our customers. In the absence of such improvement, we may experience deterioration in our operating results, and we may determine to modify our plan for future operations accordingly, which may include, among other things, reductions in our workforce.

Sales from our new products may not offset declines in revenue from our traditional products.

We have experienced declines in revenue from some of our traditional products sold to TSPs compared with prior years. We are executing a strategy to capitalize on growth opportunities in new and emerging products to offset such declines. While certain of these new products have met with initial success, it is unclear whether they will be widely adopted by our customers and TSPs in general. Increases in revenue from these new products also may not exceed declines we may experience in revenue from the sale of our traditional products. If revenue from sales of our traditional products declines faster than revenue from the new products increases, our revenue and operating results may be adversely affected.

We may pursue mergers and acquisitions and strategic investments that present risks and may not be successful.

We intend to continue to make significant investments in our business, and to examine opportunities for growth through acquisitions and strategic investments. These activities may involve significant expenditures and obligations that cannot readily be curtailed or reduced if anticipated demand for the associated products does not materialize or is delayed. The impact of these decisions on future financial results cannot be predicated with assurance, and our commitment to growth may increase our vulnerability to downturns in our markets, technology changes and shifts in competitive conditions. We also may not be able to identify future suitable merger or acquisition candidates, and even if we do identify suitable candidates, we may not be able to enter into these transactions on commercially acceptable terms, or at all. If we do make acquisitions, we may not be able to successfully incorporate the personnel, operations and customers of these companies into our business. In addition, we may fail to achieve the anticipated synergies from the combined businesses, including marketing, product integration, distribution, product development and other synergies. The integration process may further strain our existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives. In addition, an acquisition or merger may require us to utilize cash reserves, incur debt or issue equity securities, which may result in dilution of existing shareholders, and we may be negatively impacted by the assumption of liabilities of the merged or acquired company. Due to rapidly changing market conditions, we may find the value of our acquired technologies and related intangible assets, such as goodwill as recorded in our financial statements, to be impaired, resulting in charges to operations. We may also fail to retain the acquired or merged companies’ key employees and customers.

We have made, and in the future may continue to make, strategic investments in other companies. These investments have been made and future investments will likely be made, in immature businesses with unproven track records and technologies. Such investments have a high degree of risk, with the possibility that we may lose the total amount of our investments. We may not be able to identify suitable investment candidates, and, even if we do, we may not be able to make those investments on acceptable terms, or at all. In addition, even if we make investments, we may not gain strategic benefits from those investments.

Our business is vulnerable to risks associated with the sale of large, complex, high capacity systems.

Our products involve sophisticated hardware and software technology that performs critical functions to highly demanding standards. If our current or future products develop operational problems, this could have a material adverse effect on us. We offer complex products that may contain undetected defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by the customer. Significant costs may be incurred to correct undetected defects or errors in our products and these defects or errors could result in future lost sales. Defects or errors in our products also may result in product liability claims, which could cause adverse publicity and impair their market acceptance. In addition, we may incur fees or penalties in connection with problems associated with our products and services.

Because the market for our products is characterized by rapidly changing technology, our continued success depends on our ability to enhance our existing products and to introduce new products on a timely and cost-effective basis.

The telecommunications industry is subject to rapid technological change. The introduction of new technologies in the telecommunications market, including the delay in the adoption of such new technologies, and new alternatives for the delivery of services are having, and can be expected to continue to have, a profound effect on competitive conditions in the market and the success of market participants, including us. In addition, some of our products, such as call answering, have experienced declines in usage resulting from, among other factors, the introduction of new technologies and the adoption and increased use of existing technologies, which may include enhanced areas of coverage for mobile telephones and Caller ID type services. Our continued success will depend on our ability to correctly anticipate technological trends in our industries, to react quickly and effectively to such trends and to enhance our existing products and to introduce new products on a timely and cost-effective basis. As a result, the life cycle of our products is difficult to estimate. Our new product offerings may not enter the market in a timely manner for their acceptance. New product offerings may not properly integrate into existing platforms and the failure of these offerings to be accepted by the market could have a material adverse effect on our business, results of operations, and financial condition. Our sales and operating results may be adversely affected in the event customers delay purchases of existing products as they await our new product offerings. Changing industry and market conditions may dictate strategic decisions to restructure some business units and discontinue others. Discontinuing a business unit or product line may result in us recording accrued liabilities for special charges, such as costs associated with a reduction in workforce. These strategic decisions could result in changes to determinations regarding a product’s useful life and the recoverability of the carrying basis of certain assets.

We have made and continue to make significant investments in the areas of sales and marketing, and research and development. Our research and development activities, which may be delayed and behind schedule, include ongoing significant investment in the development of additional features and functionality for our existing and new product offerings. The success of these initiatives will be dependent upon, among other things, the emergence of a market for these types of products and their acceptance by existing and new customers. Our business may be adversely affected by its failure to correctly anticipate the emergence of a market demand for certain products or services, and changes in the evolution of market opportunities. If a sufficient market does not emerge for new or enhanced product offerings developed by us, if we are late in introducing new product offerings, or if we are not successful in marketing such products, our continued growth could be adversely affected and our investment in those products may be lost.

We depend on a limited number of suppliers and manufacturers for certain components and are exposed to the risk that these suppliers and manufacturers will not be able to fill our orders on a timely basis and at the specifications we require.

We rely on a limited number of suppliers and manufacturers for specific components and may not be able to find alternate manufacturers that meet our requirements. Existing or alternative sources may not be available on favorable terms and conditions. Thus, if there is a shortage of supply for these components, we may experience an interruption in our product supply. In addition, loss of third party software licensing could materially and adversely affect our business, financial condition and results of operations.

Our business can be seriously affected by changes in the competitive or regulatory environment in the telecommunications industry worldwide.

The telecommunications industry continues to undergo significant change as a result of deregulation and privatization worldwide, reducing restrictions on competition in the industry. The worldwide enhanced services industry is already highly competitive and we expect competition to intensify. We believe that existing competitors will continue to present substantial competition, and that other companies, many with considerably greater financial, marketing and sales resources than us, may enter the enhanced services markets. Moreover, as we enter into new markets as a result of our own research and development efforts or acquisitions, we are likely to encounter new competitors. Unforeseen changes in the regulatory environment also may have an impact on our revenues and/or costs in any given part of the world.

Increased competition could force us to lower our prices or take other actions to differentiate our products.

Our competitors may be able to develop more quickly or adapt faster to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. New competitors continue to emerge and there continues to be consolidation among existing competitors, which may reduce our market share. In addition, some of our customers may in the future decide to develop their own solutions internally instead of purchasing them from us. Increased competition could force us to lower our prices or take other actions to differentiate our products.

Our recent growth has strained our managerial and operational resources.

Our recent growth has strained our managerial and operational resources. Our continued growth may further strain our resources, which could hurt our business and results of operations. There can be no assurance that our managers will be able to manage growth effectively. To manage future growth, our management must continue to improve our operational and financial systems, procedures and controls and expand, train, retain and manage our employee base. If our systems, procedures and controls are inadequate to support our operations, our expansion could slow or come to a halt, and we could lose the opportunity to gain significant market share. Any inability to manage growth effectively could materially harm our business, results of operations and financial condition.

Because a significant amount of our sales are made to government entities, we are vulnerable to risks associated with government business.

The market for our digital security and surveillance and business intelligence products in the past has been affected by weakness in general economic conditions, delays or reductions in customers’ information technology spending and uncertainties relating to government expenditure programs. Our business generated from government contracts may be adversely affected if: (i) our reputation or relationship with government agencies is impaired, (ii) we are suspended or otherwise prohibited from contracting with a domestic or foreign government or any significant law enforcement agency, (iii) levels of government expenditures and authorizations for law enforcement and security related programs decrease, remain constant or shift to programs in areas where we do not provide products and services, (iv) we are prevented from entering into new government contracts or extending existing government contracts based on violations or suspected violations of laws or regulations, including those related to procurement, (v) we are not granted security clearances required to sell products to domestic or foreign governments or such security clearances are revoked, (vi) there is a change in government procurement procedures or (vii) there is change in political climate that adversely affects our existing or prospective relationships. Competitive conditions in this sector also have been affected by the increasing use by certain potential customers of their own internal development resources rather than outside vendors to provide certain technical solutions. In addition, a number of established government contractors, particularly developers and integrators of technology products, have taken steps to redirect their marketing strategies and product plans in reaction to cut-backs in their traditional areas of focus, resulting in an increase in the number of competitors and the range of products offered in response to particular requests for proposals.

We are exposed to risks associated with the sale of large systems and large installations.

We have historically derived a significant portion of our sales and operating profit from contracts for large system installations with major customers. We continue to emphasize large capacity systems in our product development and marketing strategies. Contracts for large installations typically involve a lengthy and complex bidding and selection process, and our ability to obtain particular contracts is inherently difficult to predict. The timing and scope of these opportunities and the pricing and margins associated with any eventual contract award are difficult to forecast, and may vary substantially from transaction to transaction. Our future operating results may accordingly exhibit a higher degree of volatility than the operating results of other companies in our industries that have adopted different strategies, and also may be more volatile than we have experienced in prior periods. The degree of our dependence on large system orders, and the investment required to enable us to perform such orders, without assurance of continuing order flow from the same customers and predictability of gross margins on any future orders, increase the risk associated with our business. Because a significant proportion of our sales of these large system installations occurs in the late stages of a quarter, a delay, cancellation or other factor resulting in the postponement or cancellation of such sales may cause us to miss our financial projections, which may not be discernible until the end of a financial reporting period. Our gross margins also may be adversely affected by increases in material or labor costs, obsolescence charges, price competition and changes in channels of distribution or in the mix of products sold.

During the period between the evaluation and purchase of a system, customers may defer or scale down proposed orders of our products for, among other reasons: (i) changes in budgets and purchasing priorities; (ii) reduced need to upgrade existing systems; (iii) deferrals in anticipation of enhancements or new products; (iv) introduction of products by our competitors; and (v) lower prices offered by our competitors.

Geopolitical, economic and military conditions in countries in which we operate may adversely affect our business and operating results.

Geopolitical, economic and military conditions could directly affect our operations. The outbreak of diseases, such as severe acute respiratory syndrome (“SARS”), have curtailed and may in the future curtail travel to and from certain countries. Restrictions on travel to and from these regions on account of additional incidents of diseases, such as SARS, could have a material adverse effect on our business, results of operations, and financial condition. The continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause disruptions to our business. To the extent that such disruptions result in delays or cancellations of customer orders, or the manufacture or shipment of our products, our business, operating results and financial condition could be materially and adversely affected. U.S. military involvement in overseas operations including the war with Iraq, could have a material adverse effect on our business, results of operations, and financial condition.

A significant portion of our operations is located in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently Israel has experienced terrorist incidents within its borders. During this period, peace negotiations between Israel and representatives of the Palestinian Authority have been sporadic and currently are suspended. The recent death of the former President of the Palestinian Authority and the resultant political uncertainty raises concerns regarding the ability of the Palestinian Authority to maintain order in the Palestinian areas. Civil unrest in these areas could significantly increase violence between Palestinians and Israelis. We could be materially adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be materially adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. The continuation or exacerbation of violence in Israel or the outbreak of violent conflicts involving Israel may impede our ability to sell our products or otherwise adversely affect us. In addition, many of our Israeli employees in Israel are required to perform annual compulsory military service in Israel and are subject to being called to active duty at any time under emergency circumstances. The absence of these employees may have an adverse effect on our operations.

Our costs of operations have at times been affected by changes in the cost of our operations in Israel, resulting from changes in the value of the Israeli shekel relative to the United States dollar. Recently, the weakening of the United States dollar relative to the Israeli shekel has increased the costs of our Israeli operations, stated in the United States dollar. Our operations have at times also been affected by difficulties in attracting and retaining qualified scientific, engineering and technical personnel in Israel, where the availability of such personnel has at times been severely limited. Changes in these cost factors have from time to time been significant and difficult to predict, and could in the future have a material adverse effect on our results of operations.

The Israeli government programs that we participate in and tax benefits that we receive require us to meet several conditions and may be terminated or reduced in the future.

Our historical operating results reflect substantial benefits received from programs sponsored by the Israeli government for the support of research and development, as well as tax moratoriums and favorable tax rates associated with investments in approved projects (“Approved Enterprises”) in Israel. Some of these programs and tax benefits have ceased and others may not be continued in the future and the availability of such benefits to us may be negatively affected by a number of factors, including budgetary constraints resulting from adverse economic conditions, government policies and our ability to satisfy eligibility criteria. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli government authorities have indicated that the government may further reduce or eliminate some of these benefits in the future.

We have regularly participated in a conditional grant program administered by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or OCS, under which we have received significant benefits through reimbursement of up to 50% of qualified research and development expenditures.

Certain of our subsidiaries currently pay royalties, of between 3% and 5% (or 6% under certain circumstances) of associated product revenues (including service and other related revenues), to the Government of Israel for repayment of benefits received under this program. Such royalty payments are currently required to be made until the government has been reimbursed the amounts received by us, which is linked to the U.S. dollar, plus, for amounts received under projects approved by the OCS after January 1, 1999, interest on such amounts at a rate equal to the 12-month LIBOR rate in effect on January 1 of the year in which approval is obtained. As of October 31, 2004, such subsidiaries received approximately $56.9 million in cumulative grants from the OCS and recorded approximately $25.5 million in cumulative royalties to the OCS. During the year ended January 31, 2003, one of our subsidiaries finalized an arrangement with the OCS whereby the subsidiary agreed to pay a lump sum royalty amount for all past amounts received from the OCS. In addition, this subsidiary began to receive lower amounts from the OCS than it had historically received, but will not have to pay royalty amounts on such grants. The amount of reimbursement we received under this program has been reduced significantly, and we do not expect to receive significant reimbursement under this program in the future. In addition, permission from the Government of Israel is required for us to manufacture outside of Israel products resulting from research and development activities funded under these programs, or to transfer outside of Israel related technology rights. In order to obtain such permission, we may be required to increase the royalties to the applicable funding agencies and/or repay certain amounts received as reimbursement of research and development costs. The continued reduction in the benefits received by us under this program, or the termination of our eligibility to receive these benefits at all in the future, could adversely affect our operating results.

Our overall effective tax rate benefits from the tax moratorium provided by the Government of Israel for Approved Enterprises undertaken in that country. Our effective tax rate may increase in the future due to, among other factors, the increased proportion of our taxable income associated with activities in higher tax jurisdictions, and the relative ages of our eligible investments in Israel. The tax moratorium on income from our Approved Enterprise investments made prior to 1997 is four years, whereas subsequent Approved Enterprise projects are eligible for a moratorium of only two years. Reduced tax rates apply in each case for certain periods thereafter. To be eligible for these tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. Israeli authorities have indicated that additional limitations on the tax benefits associated with Approved Enterprise projects may be imposed for certain categories of taxpayers that would include us. If further changes in the law or government policies regarding those programs were to result in their termination or adverse modification, or if we were to become unable to participate in, or take advantage of, those programs, the cost of our operations in Israel would increase and there could be a material adverse effect on our results of operations and financial condition.

The ability of our Israeli subsidiaries to pay dividends is subject to Israeli law and the amount of cash dividends payable may be subject to devaluation in the Israeli currency.

The ability of our Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that cash dividends may be paid by an Israeli corporation only out of retained earnings as determined for statutory purposes in Israeli currency. In the event of a devaluation of the Israeli currency against the dollar, the amount in dollars available for payment of cash dividends out of prior years’ earnings will decrease accordingly. Cash dividends paid by an Israeli corporation to United States resident corporate parents are subject to the Convention for the Avoidance of Double Taxation between Israel and the United States. Under the terms of the Convention, such dividends are subject to taxation by both Israel and the United States and, in the case of Israel, such dividends out of income derived in respect of a period for which an Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise are generally subject to withholding of Israeli income tax at source at a rate of 15%. Our Israeli subsidiaries are also subject to additional Israeli taxes in respect of such dividends, generally equal to the tax benefits previously granted in respect of the underlying income by virtue of the Approved Enterprise status.

Our future success depends on our existing key personnel, the loss of whom could adversely impact our business and operating results.

Our success is dependent on recruiting and retaining key management and highly skilled technical, managerial, sales, and marketing personnel. The market for highly skilled personnel remains very competitive despite the current economic conditions. Our ability to attract and retain employees also may be affected by recent cost control actions, including reductions in our workforce and the associated reorganization of operations.

The occurrence or perception of security breaches within our security systems could harm our business, financial condition and operating results.

While we utilize sophisticated security measures, third parties may attempt to breach our security through computer viruses, electronic break-ins and other disruptions. If these attempts are successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Even if we are not held liable, a security breach could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

We have significant international sales, which subjects us to risks inherent in foreign operations.

We currently derive a significant portion of our total sales from customers outside of the United States. International transactions involve particular risks, including political decisions affecting tariffs and trade conditions, rapid and unforeseen changes in economic conditions in individual countries, turbulence in foreign currency and credit markets, and increased costs resulting from lack of proximity to the customer. We are required to obtain export licenses and other authorizations from applicable governmental authorities for certain countries within which we conduct business. The failure to receive any required license or authorization would hinder our ability to sell our products and could adversely affect our business, results of operations and financial condition. In addition, legal uncertainties regarding liability, compliance with local laws and regulations, labor laws, employee benefits, currency restrictions, difficulty in accounts receivable collection, longer collection periods and other requirements may have a negative impact on our operating results.

Volatility in international currency exchange rates may have a significant impact on our operating results. We have, and anticipate that we will continue to receive, contracts denominated in foreign currencies, particularly the euro. As a result of the unpredictable timing of purchase orders and payments under such contracts and other factors, it is often not practicable for us to effectively hedge the risk of significant changes in currency rates during the contract period. We may experience adverse consequences from the failure to hedge the exchange rate risks associated with contracts denominated in foreign currencies and our operating results have been negatively impacted for certain periods and may continue to be affected to a material extent by the impact of currency fluctuations. Operating results may also be affected by the cost of such hedging activities that we do undertake.

Third parties may infringe upon our proprietary technology and we may infringe on the intellectual property rights of others.

While we generally require employees, independent contractors and consultants to execute non-competition and confidentiality agreements, our intellectual property or proprietary rights could be infringed or misappropriated, which could result in expensive and protracted litigation. We rely on a combination of patent, copyright, trade secret and trademark law to protect our technology. Despite our efforts to protect our intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Effectively policing the unauthorized use of our products is time-consuming and costly, and there can be no assurance that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

If others claim that our product infringes their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation or stop marketing our products. We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. We do not, however, regularly conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. There are many issued patents as well as patent applications in the fields in which we are engaged. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software and products. If we were to discover that our products violated or potentially violated third-party proprietary rights, we might not be able to continue to offer these products without obtaining licenses for those products or without substantial reengineering of such products. Any reengineering effort may not be successful, and we are uncertain as to whether any such licenses would be available. Even if such licenses were available, we are not certain whether they would be offered to us on commercially reasonable terms.

While we occasionally file patent applications, it cannot be assured that patents will be issued on the basis of such applications or that, if such patents are issued, they will be sufficiently broad to protect our technology. In addition, we cannot be assured that any patents issued to us will not be challenged, invalidated or circumvented.

Substantial litigation regarding intellectual property rights exists in technology related industries, and we expect that our products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of software products in different industry segments overlaps. In addition, we have agreed to indemnify certain customers in certain situations should it be determined that our products infringe on the proprietary rights of third parties. Any third-party infringement claims could be time consuming to defend, result in costly litigation, divert management’s attention and resources, cause product and service delays or require us to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on terms acceptable to us, if at all. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

Our investment activities and changes in interest rates could adversely affect our financial condition.

We hold a large proportion of our net assets in cash equivalents and short-term investments, including a variety of public and private debt and equity instruments, and have made significant venture capital and public equity investments, both directly and through private investment funds. Such investments subject us to the risks inherent in the capital markets generally, and to the performance of other businesses over which we have no direct control. Given the relatively high proportion of our liquid assets relative to our overall size, the results of our operations are materially affected by the results of our capital management and investment activities and the risks associated with those activities. Declines in the public equity markets have caused, and may be expected to continue to cause, us to experience realized and unrealized investment losses. In addition, the prevailing interest rates have had, and the continuance of or a reduction in such rates due to economic conditions or government policies may have, an adverse impact on our results of operations. The severe decline in the public trading prices of equity securities in the past, particularly in the technology and telecommunications sectors, and corresponding decline in values of privately held companies and venture capital funds in which we have invested, have, and may continue to have, an adverse impact on our financial results.

The trading price for our common stock may be volatile.

Our operating results have fluctuated in the past and may do so in the future. The trading price of our shares has been affected by the factors disclosed herein as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of companies in technology-related industries, such as ours, tend to exhibit a high degree of volatility, which at times is unrelated to the operating performance of a company. The announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price for our shares in any given period. Such shortfalls may result from events that are beyond our immediate control, can be unpredictable and, since a significant proportion of our sales during each fiscal quarter tend to occur in the latter stages of the quarter, may not be discernible until the end of a financial reporting period. These factors may contribute to the volatility of the trading value of our shares regardless of our long-term prospects. The trading price for our shares may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies, in the telecommunications equipment industry in general, and our business segments in particular, which may not have any direct relationship with our business or prospects.

New accounting requirements, if adopted, would cause us to record compensation expense for employee stock option grants.

We account for employee stock options in accordance with “Accounting Principles Board Opinion No. 25 and related Interpretations,” which provide that any compensation expense relative to employee stock options be measured based on the intrinsic value of the stock options. As a result, when options are priced at or above the fair market value of the underlying stock on the date of grant, as is our practice, we incur no compensation expense. However, FASB has proposed in its exposure draft entitled “Share-Based Payment, an amendment of FASB Statements No 123 and 95” new accounting requirements that, if adopted, would cause us to record compensation expense for employee stock option grants. Any such expense, although it would not affect our cash flows, will have a material negative impact on our results of operations.

Investors should not look to dividends as a source of income.

We have not declared or paid any cash dividends on our common stock and we currently do not expect to pay cash dividends in the near future. Consequently, any economic return to a shareholder may be derived, if at all, from appreciation in the price of our stock, and not as a result of dividend payments.

We may issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

We have used and may continue to use our common stock or securities convertible into common stock to acquire technology, products, product rights and businesses, or reduce or retire existing indebtedness, among other purposes. The issuance of additional equity securities or securities convertible into equity securities for these or other purposes would result in dilution of existing shareholders’ equity interests in us.

In addition, our board of directors has the authority to cause us to issue, without vote or action of our shareholders, up to 2,500,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future. We are also authorized to issue, without shareholder approval, common stock under certain circumstances. The issuance of either preferred or common stock could have the effect of making it more difficult for a person to acquire, or could discourage a person from seeking to acquire, control of us. If this occurs, investors could lose the opportunity to receive a premium on the sale of their shares in a change of control transaction.

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for the fiscal years ended January 31, 2000, 2001, 2002, 2003 and 2004 and the nine months ended October 31, 2004:

	Fiscal Year Ended January 31,										Nine Months Ended October 31, 2004
	2000(1)		2001		2002		2003		2004
Ratio of earnings to fixed charges(2)	7.7	x	9.5	x	2.8	x	n.a.	(3)	1.4	x	5.4	x

(1)	Includes the results of Loronix Information Systems, Inc. (“Loronix”), for its fiscal year ended December 31, 1999. Loronix was merged into our company in July 2000 and was accounted for pursuant to the pooling of interests method.
(2)	For purposes of computing the ratio of earnings to fixed charges (i) earnings consist of consolidated pre-tax income before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance cost and the portion of rent expense deemed by us to be representative of the interest component.
(3)	In 2003, our earnings were insufficient to cover fixed charges by approximately $123.8 million.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Existing ZYPS

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $1,000 principal amount of New ZYPS for each $1,000 principal amount of validly tendered and accepted Existing ZYPS. We are offering to exchange all of the Existing ZYPS. However, the exchange offer is subject to the conditions described in this prospectus.

You may tender all, some or none of your Existing ZYPS, subject to the terms and conditions of the exchange offer. Holders of Existing ZYPS must tender their Existing ZYPS in a minimum $1,000 principal amount and multiples thereof.

The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Existing ZYPS in any jurisdiction in which the exchange offer or the acceptance of the offers would not be in compliance with the securities or blue sky laws of that jurisdiction.

Our board of directors and officers do not make any recommendation to the holders of Existing ZYPS as to whether or not to exchange all or any portion of their Existing ZYPS. In addition, we have not authorized anyone to make any recommendation. You must make your own decision whether to tender your Existing ZYPS for exchange and, if so, the amount of Existing ZYPS to tender.

Expiration Date

The expiration date for the exchange offer is 12:01 a.m., New York City time, on January 21, 2005, unless we extend the exchange offer. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on January 21, 2005 or any later date to which the exchange offer may be extended, is referred to as the expiration date.

Extensions; Amendments

We expressly reserve the right, in our discretion, for any reason to:

•	delay the acceptance of Existing ZYPS tendered for exchange, for example, in order to allow for the rectification of any irregularity or defect in the tender of Existing ZYPS, provided that in any event we will promptly issue New ZYPS or return tendered Existing ZYPS after expiration or withdrawal of the exchange offer;

•	extend the time period during which the exchange offer is open, by giving oral or written notice of an extension to the holders of Existing ZYPS in the manner described below; during any extension, all Existing ZYPS previously tendered and not withdrawn will remain subject to the exchange offer;

•	waive any condition or amend any of the terms or conditions of the exchange offer, other than the condition that the registration statement or, if applicable, a post-effective amendment, becomes effective under the Securities Act, as amended; and

•	terminate the exchange offer, as described under “—Conditions for Completion of the Exchange Offer” below.

If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of five to twenty business days.

We will promptly give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination of the offer to the holders of the Existing ZYPS. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. In the case of an amendment, we will issue a press release or other public announcement.

Procedures for Tendering Existing ZYPS

Your tender to us of Existing ZYPS and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

Tender of Existing ZYPS Held Through a Custodian. If you are a beneficial holder of the Existing ZYPS that are held of record by a custodian bank, depositary institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the Existing ZYPS on your behalf. Your custodian will provide you with its instruction letter, which you must use to give these instructions.

Tender of Existing ZYPS Held Through DTC. Any beneficial owner of Existing ZYPS held of record by The Depository Trust Company, or DTC, or its nominee, through authority granted by DTC, may direct the DTC participant through which the beneficial owner’s Existing ZYPS are held in DTC, to tender on such beneficial owner’s behalf. To effectively tender Existing ZYPS that are held through DTC, DTC participants should transmit their acceptance through the Automated Tender Offer Program, or ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an agent’s message (as described below) to the exchange agent for its acceptance. Delivery of tendered Existing ZYPS must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender Existing ZYPS through ATOP.

In addition:

•	the exchange agent must receive a completed and signed letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system indicating the principal amount of Existing ZYPS to be tendered and any other documents required by the letter of transmittal; and

•	prior to the expiration date,

•	the exchange agent must receive a confirmation of book-entry transfer of such Existing ZYPS, into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

Your Existing ZYPS must be tendered by book-entry transfer. The exchange agent will establish an account with respect to the Existing ZYPS at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC must make book-entry delivery of Existing ZYPS by having DTC transfer such Existing ZYPS into the exchange agent’s relevant account at DTC in accordance with DTC’s procedures for transfer. Although your Existing ZYPS will be tendered through the DTC facility, the letter of transmittal, or facsimile, or an electronic confirmation pursuant to DTC’s ATOP system, with any required signature guarantees and any other required documents must be transmitted to and received or confirmed by the exchange agent at its address set forth below under “—Exchange Agent,” prior to 12:01 a.m., New York City time, on the expiration date of the exchange offer. You or your broker must ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your Existing ZYPS. An agent’s message is a message transmitted by DTC and received by the exchange agent that forms a part of the book-entry confirmation which states that DTC has received an express acknowledgement from the participant in DTC tendering Existing ZYPS that such participant agrees to be bound by the terms of the letter of transmittal.

If you are an institution that is a participant in DTC’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding Existing ZYPS through a financial institution.

Do not send letters of transmittal or other exchange offer documents to us or to Lehman Brothers Inc., the dealer manager.

It is your responsibility to ensure that all necessary materials are received by JPMorgan Chase Bank, N.A., the exchange agent, before the expiration date. If the exchange agent does not receive all of the required materials before the expiration date, your Existing ZYPS will not be validly tendered. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

Any Existing ZYPS not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder after the expiration or termination of the exchange offer.

We will have accepted the validity of tendered Existing ZYPS if and when we give oral or written notice to the exchange agent. The exchange agent will act as the tendering holders’ agent for purposes of receiving the New ZYPS from us. If we do not accept any tendered Existing ZYPS for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those Existing ZYPS to you without expense, promptly after the expiration date, via book-entry transfer through DTC.

Binding Interpretations

We will determine in our sole discretion all questions as to the validity, form, eligibility and acceptance of Existing ZYPS tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular Existing ZYPS not properly tendered or to not accept any particular Existing ZYPS which acceptance might, in our reasonable judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of Existing ZYPS. Unless waived, any defects or irregularities in connection with tenders of Existing ZYPS for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Existing ZYPS for exchange, nor shall any of them incur any liability for failure to give such notification.

Acceptance of Existing ZYPS for Exchange; Delivery of New ZYPS

Once all of the conditions to the exchange offer are satisfied or waived, we will accept all Existing ZYPS properly tendered and will issue the New ZYPS promptly after the expiration date. The discussion under the heading “—Conditions for Completion of the Exchange Offer” provides further information regarding the conditions to the exchange offer. For purposes of the exchange offer, we will be deemed to have accepted properly tendered Existing ZYPS for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly after giving such notice.

The New ZYPS will be issued in denominations of $1,000 and any integral multiples of $1,000.

In all cases, issuance of New ZYPS for Existing ZYPS that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such Existing ZYPS into the exchange agent’s account at the DTC book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an electronic confirmation of the submitting holder’s acceptance through DTC’s ATOP system; and

•	all other required documents, if any.

Return of Existing ZYPS Accepted for Exchange

If we do not accept any tendered Existing ZYPS for any reason set forth in the terms and conditions of the exchange offer, or if Existing ZYPS are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Existing ZYPS tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the Existing ZYPS that are not to be exchanged will be credited to an account maintained with DTC, promptly after the expiration or termination of the exchange offer.

Guaranteed Delivery Procedures

If you desire to tender your Existing ZYPS and you cannot complete the procedures for book-entry transfer set forth above on a timely basis, you may still tender your Existing ZYPS if:

•	your tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent received from the eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal or an electronic confirmation pursuant to DTC’s ATOP system and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

(1)	sets forth the name and address of the holder of the Existing ZYPS tendered;

(2)	states that the tender is being made thereby; and

(3)	guarantees that within three trading days after the expiration date a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	book-entry confirmation and all other documents, if any, required by the letter of transmittal are received by the exchange agent within three trading days after the expiration date.

Withdrawal Rights

You may withdraw your tender of Existing ZYPS at any time prior to 12:01 a.m., New York City time, on the expiration date. In addition, if we have not accepted your tendered Existing ZYPS for exchange, you may withdraw your Existing ZYPS after January 21, 2005.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading “—Exchange Agent” prior to 12:01 a.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who tendered the Existing ZYPS to be withdrawn;

•	contain a statement that you are withdrawing your election to have your Existing ZYPS exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Existing ZYPS were tendered, including any required signature guarantees; and

•	if you have tendered your Existing ZYPS in accordance with the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn Existing ZYPS and otherwise comply with the procedures of such facility.

Any Existing ZYPS that have been tendered for exchange, but which are not exchanged for any reason, will be credited to an account maintained with the book-entry transfer facility for the Existing ZYPS, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Existing ZYPS may be retendered by following the procedures described under the heading “—Procedures for Tendering Existing ZYPS” above, at any time on or prior to 12:01 a.m., New York City time, on the expiration date.

Conditions for Completion of the Exchange Offer

Notwithstanding any other provisions of this exchange offer, we will not be required to accept for exchange any Existing ZYPS tendered, and we may terminate or amend the offer, if any of the following conditions precedent to the exchange offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment, the failure of the condition makes it inadvisable to proceed with the offer or with the acceptance for exchange of the Existing ZYPS or exchange and issuance of the New ZYPS:

•	No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	challenges the making of the exchange offer or the exchange of Existing ZYPS under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of Existing ZYPS under the exchange offer, or

•	in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or would be material to holders of Existing ZYPS in deciding whether to accept the exchange offer.

•	(a) Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the National Association of Securities Dealers, Inc.; (b) there shall not have been any suspension or limitation of trading of any of our securities on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; or (d) there shall not have occurred subsequent to the date of this prospectus any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer. Without limiting the generality of the foregoing, it would be impracticable or inadvisable to proceed with the completion of the exchange offer if the risk of liability to us exceeds the value to us of the exchange offer.

•	The Trustee with respect to the Existing ZYPS shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer or the exchange of Existing ZYPS under the exchange offer, nor shall the Trustee or any holder of Existing ZYPS have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the Existing ZYPS under the exchange offer.

All of the foregoing conditions are for the sole benefit of us and may be waived by us, in whole or in part, in our sole discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

In addition, the registration statement and any post-effective amendment to the registration statement covering the New ZYPS must be effective under the Securities Act. This condition is not waivable by us.

If any of the foregoing conditions is not satisfied, we may, at any time before the expiration of the exchange offer:

•	terminate the exchange offer and return all tendered Existing ZYPS to the holders thereof;

•	modify, extend or otherwise amend the exchange offer and retain all tendered Existing ZYPS until the expiration date, as may be extended, subject, however, to the withdrawal rights described in “Withdrawal Rights,” above; or

•	waive the unsatisfied conditions (if waivable by us) and accept all Existing ZYPS tendered and not previously withdrawn.

Except for the requirements of applicable U.S. federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us.

Fees and Expenses

Lehman Brothers Inc. is acting as the dealer manager in connection with the exchange offer. We will pay the dealer manager a fee for its services in connection with the exchange offer, which services will include assisting in the solicitation of tenders of the Existing ZYPS pursuant to the exchange offer and communicating with brokers, dealers, banks, trust companies, nominees and other persons with respect to the exchange offer. The obligations of the dealer manager are subject to certain conditions, including the truth of representations and warranties made by us to the dealer manager, the performance by us of our obligations in connection with the exchange offer and the receipt of legal opinions and certificates by the dealer manager. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the dealer manager may be required to make in respect thereof. Questions regarding the terms of the exchange offer may be directed to the dealer manager at the address set forth on the back cover page of this prospectus.

From time to time, the dealer manager and its affiliates have provided investment banking and other services to us for customary compensation. The dealer manager, in the ordinary course of business, also makes markets in our securities, including the Existing ZYPS. As a result, from time to time, the dealer manager may own certain of our securities, including the Existing ZYPS.

We have retained D.F. King & Co., Inc. to act as information agent and JPMorgan Chase Bank, N.A. to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of Existing ZYPS by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing holders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent will receive a fee for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of Existing ZYPS tendered under the exchange offer.

We will not pay any fees or commissions to any broker or dealer, or any other person, other than the dealer manager for soliciting tenders of Existing ZYPS under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Legal Limitation

The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, or may be waived by us in whole or in part at any time and from time to time in our sole discretion (to the extent such condition is waivable by us). Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time, and from time to time.

In addition, we will not accept for exchange any Existing ZYPS tendered, and no New ZYPS will be issued in exchange for any such Existing ZYPS, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Exchange Agent

JPMorgan Chase Bank, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses as set forth below. Questions about the tender of Existing ZYPS, requests for assistance, and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Hand: JPMorgan Chase Bank, N.A. Institutional Trust Services window 4 New York Plaza, 1st Floor New York, New York 10004	By Mail: JPMorgan Chase Bank, N.A. Institutional Trust Services P.O. Box 2320 Dallas, Texas 75221-2320 Attention: Frank Ivins

By Overnight Mail or Courier: JPMorgan Chase Bank, N.A. Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attention: Frank Ivins	By Facsimile: (214) 468-6494 (For Eligible Institutions Only) Confirm by Telephone: (214) 468-6464

If you deliver the letter of transmittal to an address other than as set forth above or transmit instructions via facsimile other than as set forth above, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal. If you need additional copies of this prospectus or the letter of transmittal, please contact the information agent at the address or telephone number set forth on the back cover of this prospectus.

DESCRIPTION OF THE NEW ZYPS

We will issue the New ZYPS under an indenture between us and JPMorgan Chase Bank, N.A., as trustee. The terms of the New ZYPS are provided in the indenture. A copy of the indenture has been filed with the SEC. See “Where You Can Find More Information.”

The following description is only a summary of the material provisions of the New ZYPS and the indenture. We urge you to read the indenture in its entirety because it, and not this description, defines your rights as holders of the New ZYPS. You may request a copy of the indenture at our address set forth under the caption “Where You Can Find More Information.”

When we refer to “we,” “us,” “our” or “the Company” in this section, we refer only to CTI and not its subsidiaries. When we refer to the terms “designated event” and “termination of trading,” we refer to these terms as defined under the indenture. These definitions could be found in “—Repurchase at Option of Holders—Designated Event Put” below.

Brief Description of the New ZYPS

The New ZYPS will be:

•	limited to $420 million aggregate principal amount;

•	our senior unsecured obligations;

•	senior in right of payment to any of our future subordinated indebtedness;

•	equal in right of payment to our existing and future unsecured indebtedness that is not by its terms expressly subordinated to the Existing ZYPS outstanding and the New ZYPS, including our 1.50% Convertible Senior Debentures due 2005;

•	effectively junior in right of payment to our existing and future secured indebtedness to the extent of the value of the collateral securing that indebtedness;

•	effectively subordinated to all indebtedness and all other liabilities of our subsidiaries because we are a holding company;

•	convertible into cash and shares of our common stock, if any, at an initial conversion price of approximately $17.97 per share, subject to adjustment as described below under “—Conversion Rights,” only in the following circumstances:

•	if the closing sale price per share of our common stock measured over a specified number of trading days is, during specified periods, above 120% of the conversion price per share;

•	on or before May 15, 2018, if the average trading price for the New ZYPS, measured over a specified number of trading days, was less than 105% of the average conversion value for the New ZYPS during that period;

•	during any period, following the date on which the credit rating assigned to the New ZYPS by Standard & Poor’s Rating Services, or Standard & Poor’s (or any successors thereto) is lower than “B-” (or its successive equivalent) or upon the withdrawal or suspension by Standard & Poor’s, at our request, of the rating assigned to the New ZYPS;

•	if we have called the New ZYPS for redemption; or

•	upon the occurrence of specified corporate transactions;

•	redeemable at our option for cash, in whole or in part, beginning on May 15, 2009 upon the terms and for a redemption price equal to 100% of the principal amount of the New ZYPS as set forth under “—Optional Redemption by CTI”;

•	subject to repurchase by us at the holder’s option on each of May 15, 2008, May 15, 2009, May 15, 2013 and May 15, 2018 or if a designated event occurs as set forth below under “—Repurchase at Option of Holders”; and

•	due on May 15, 2023, unless earlier converted or redeemed by us at our option, or repurchased by us at the holder’s option.

We will not make periodic payments of interest on the New ZYPS and original issue discount will not accrue on the New ZYPS.

No sinking fund is provided for the New ZYPS, and the New ZYPS are not subject to defeasance.

The indenture will not contain any financial covenants and will not restrict us from paying dividends, incurring indebtedness, which may be secured, or issuing or repurchasing our other securities. The indenture also will not protect holders in the event of a highly leveraged transaction or a change in control of CTI except to the extent described under “—Repurchase at Option of Holders” below.

As of October 31, 2004, we had approximately $507.3 million of outstanding convertible unsecured senior indebtedness and no subordinated indebtedness. As of October 31, 2004, our consolidated subsidiaries had outstanding aggregate liabilities of approximately $408.6 million, which are effectively senior to the New ZYPS.

A holder may present definitive New ZYPS for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global New ZYPS, see “—Form, Denomination and Registration.”

The indenture governing the New ZYPS will contain provisions stating that by acceptance of a beneficial interest in a New ZYPS each holder thereof will be deemed to have agreed that the exchange of Existing ZYPS for New ZYPS does not constitute a significant modification of the terms of the Existing ZYPS for U.S. federal income tax purposes. For more information, see “Material U.S. Federal Income Tax Considerations.”

The aggregate principal amount of New ZYPS that may be issued under the indenture will be limited to $420 million. To the extent that a lesser amount of New ZYPS is issued pursuant to the exchange offer, the indenture will permit us to issue additional New ZYPS, following the exchange offer, equal in rank to the New ZYPS issued pursuant to the exchange offer in all respects so that such additional New ZYPS may be consolidated and form a single class with, and have the same terms as to status, redemption, conversion or otherwise as, the New ZYPS issued pursuant to the exchange offer.

Conversion Rights

General

A holder may convert any outstanding New ZYPS (or portions of outstanding New ZYPS) into cash and shares of our common stock, if any, initially at the conversion price of approximately $17.97 per share, equal to a conversion rate of 55.6347 shares per $1,000 principal amount of New ZYPS (such rate, as it may be adjusted from time to time as a result of adjustments to the conversion price as described herein, the “conversion rate”) under the circumstances summarized below. The conversion price is, however, subject to adjustment as described below under “—Conversion Price Adjustments.” We will not issue fractional shares of common stock upon conversion of the New ZYPS (see “—Conversion Procedures”). A holder may convert New ZYPS only in denominations of $1,000 and whole multiples of $1,000.

A holder may surrender New ZYPS for conversion into cash and shares of our common stock, if any, prior to the close of business on their stated maturity date if any of the following conditions are satisfied:

•	during any fiscal quarter, if the closing sale price per share of our common stock for a period of at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter was more than 120% of the conversion price in effect on that thirtieth trading day;

•	on or before May 15, 2018, during the five business-day period following any 10 consecutive trading-day period in which the daily average trading price for the New ZYPS for that 10 trading-day period was less than 105% of the average conversion value, as described below, for the New ZYPS during that period;

•	during any period, following the date on which the credit rating assigned to the New ZYPS by Standard & Poor’s (or any successors thereto) is lower than “B-” (or its successive equivalent) or upon the withdrawal or suspension by Standard & Poor’s, at our request, of the rating assigned to the New ZYPS;

•	if we have called the New ZYPS for redemption; or

•	upon the occurrence of any of the corporate transactions summarized below.

If a holder has exercised its right to require us to repurchase its New ZYPS as described under “—Repurchase at Option of Holders,” it may convert its New ZYPS into cash and shares of our common stock, if any, only if the holder withdraws its notice of exercise of repurchase and converts its New ZYPS prior to the close of business on the applicable repurchase date.

Conversion Upon Satisfaction of Market Price Conditions

A holder may convert any of its New ZYPS into cash and shares of our common stock, if any, during a fiscal quarter if the closing sale price of our common stock for a period of at least 20 consecutive trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share on that thirtieth trading day.

On or before May 15, 2018, a holder also may convert any of its New ZYPS into cash and shares of our common stock, if any, during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the New ZYPS for that 10 trading-day period was less than 105% of the average conversion value for the New ZYPS during that period.

“Conversion price per share” of common stock as of any day is equal to the quotient of the $1,000 principal amount of a New ZYPS divided by the then current conversion rate (as defined above). “Conversion value” is equal to the product of the closing sale price for our common stock on a given day multiplied by the then current conversion rate.

Conversion Upon Credit Rating Event

A holder may convert any of its New ZYPS into cash and shares of our common stock, if any, during any period, following the date on which the credit rating assigned to the New ZYPS by Standard & Poor’s (or any successors thereto) is lower than “B-” (or its successive equivalent) or upon the withdrawal or suspension by Standard & Poor’s, at our request, of the rating assigned to the New ZYPS.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any New ZYPS which we call for redemption at any time until the close of business on the day that is two business days prior to the redemption date, even if the New ZYPS are not otherwise convertible at that time. If a holder already has delivered, however, a notice informing us of its exercise of its repurchase rights, as described below under “—Repurchase at Option of Holders,” with respect to a New ZYPS, the holder may not surrender that New ZYPS for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If:

•	we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days of the date of distribution, our common stock at less than the closing sale price of the common stock on the date immediately preceding the announcement of that distribution;

•	we distribute at our election to all holders of our common stock cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the common stock on the day preceding the declaration date for the distribution; or

•	a Change in Control occurs but holders of New ZYPS do not have the right to require us to repurchase their New ZYPS as a result of such Change in Control because either (1) the closing sale price of our common stock for a specified period prior to that Change in Control exceeds a specified level or (2) the consideration received in the Change in Control consists of capital stock that is freely traded and the New ZYPS become or remain convertible into that capital stock, each as more fully described under “—Repurchase at Option of Holders—Designated Event Put,”

then we must notify the holders of New ZYPS at least 20 days prior to the ex-dividend date for the distribution or within 20 business days of the occurrence of the Change in Control, as the case may be. Once we have given that notice, holders may convert their New ZYPS at any time until either (a) the earlier of (x) close of business on the business day prior to the ex-dividend date and (y) our announcement that the distribution will not take place, in the case of a distribution, or (b) the earlier of (x) within 20 business days of the Change in Control notice and (y) our announcement that the Change in Control will not take place, in the case of a Change in Control. In the case of a distribution, no adjustment to the ability of a holder of New ZYPS to convert will be made if the holder participates or will participate in the distribution without conversion.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock will be converted into cash, securities or other property, and (a) such consolidation, merger or binding share exchange constitutes a transaction described in the preceding paragraph, then a holder may convert New ZYPS in accordance with the provisions of the preceding paragraph or (b) in all other cases, a holder may convert New ZYPS at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the effective date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert New ZYPS into cash and shares of our common stock, if any, will be changed into a right to convert the New ZYPS into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such New ZYPS immediately prior to the transaction. If the transaction also constitutes a Change in Control, the holder can require us to repurchase all or a portion of its New ZYPS as described under “—Repurchase at Option of Holders—Designated Event Put.”

Payment Upon Conversion

We will satisfy in cash our conversion obligation with respect to the principal amount of the New ZYPS to be converted, with the remaining amount, if any, to be satisfied in shares of our common stock, in each case as described below.

The settlement amount will be computed as follows:

•	a cash amount equal to the lesser of (i) the aggregate principal amount of the New ZYPS to be converted and (ii) the applicable stock price (as defined below) multiplied by the conversion rate then in effect multiplied by the aggregate principal amount of the New ZYPS to be converted divided by 1,000; and

•	if the amount described in (ii) immediately above exceeds the aggregate principal amount of the New ZYPS to be converted, a number of shares equal to (y) the aggregate principal amount of New ZYPS to be converted divided by 1,000 and multiplied by (z) (a) the conversion rate then in effect minus (b) $1,000 divided by the applicable stock price.

We will settle our obligation to deliver cash and shares of our common stock, if any, arising from any conversion on the second trading day following the final trading day of the relevant cash settlement average period (as defined below), which is the 22nd trading day following the conversion date (as such conversion date is determined as described in the final paragraph under “—Conversion Procedures”), unless the conversion is:

•	in connection with a redemption, in which case the settlement date will be the redemption date; or

•	during the period beginning twenty-five trading days preceding the maturity date and ending on the maturity date, in which case the settlement date will be the maturity date.

The “applicable stock price” means, in respect of a conversion date, the average closing sale price of our common stock over the twenty trading-day period (the “cash settlement average period”) beginning on the trading day following the conversion date; provided, however, that:

•	if the conversion date occurs during the period beginning on the date we call the New ZYPS for redemption and ending on the day that is two business days prior to the redemption date, the cash settlement average period will end on the second trading day preceding the redemption date; and

•	if the conversion date occurs during the period beginning twenty-five trading days preceding the maturity date and ending on the maturity date, the cash settlement average period will end on the second trading day preceding the maturity date.

“Trading day” means a day on which our common stock (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

Our delivery to the holder of cash and shares of our common stock, if any, will be deemed to satisfy our obligation to pay the principal amount of the New ZYPS. For a discussion of the tax treatment of a holder receiving cash and shares of our common stock, if any, upon conversion, see “Material U.S. Federal Income Tax Considerations.”

Conversion Procedures

We will not issue fractional shares of common stock upon conversion of New ZYPS. Instead, we will pay cash to holders in an amount equal to the market value of that fractional share based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. A holder may convert New ZYPS only in denominations of $1,000 and whole multiples of $1,000.

A holder may exercise conversion rights in accordance with the provisions of the indenture prior to the close of business on the final maturity date of the New ZYPS. However, a holder of New ZYPS that have been called for redemption, must exercise its conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if a holder has exercised its right to require us to repurchase its New ZYPS because a designated event has occurred, that holder may convert its New ZYPS only if it withdraws its notice and converts its New ZYPS prior to the close of business on the business day immediately preceding the designated event repurchase date.

By delivering to the holder cash and shares of our common stock, if any, issuable upon conversion, we will satisfy our obligation with respect to the converted New ZYPS.

A holder will not be required to pay any taxes or duties relating to the issuance or delivery of cash or shares, if any, of our common stock if it exercises its conversion rights, but the holder will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by a holder have been paid.

To convert interests in a global New ZYPS, a holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive New ZYPS, a holder must:

•	complete the conversion notice on the back of the New ZYPS (or a facsimile of it);

•	deliver the completed conversion notice and the New ZYPS to be converted to the specified office of the conversion agent; and

•	pay all taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The New ZYPS will be deemed to have been converted immediately prior to the close of business on the conversion date. Cash and a certificate for the number of shares of common stock, if any, into which the New ZYPS are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable following the cash settlement average period.

Conversion Price Adjustments

We will adjust the initial conversion price for certain events, including:

(1) issuances of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions and combinations of our common stock;

(3) issuances to all holders of our common stock of certain rights and warrants to purchase, for a period expiring within 45 days of issuance, our common stock at less than the closing sale price of our common stock on the date immediately preceding the announcement of such issuance;

(4) distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

(A) the rights and warrants referred to in clause (3),

(B) any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the fourth succeeding paragraph, or

(C) any dividends or distributions paid exclusively in cash;

(5) distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

(A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

(B) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceed 10% of our market capitalization on the record date for such distribution; and

(6) purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

(A) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock concluded within the 12 months preceding such tender offer for which no adjustment has been made, plus

(B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of the tender offer for which no adjustments have been made, exceed 10% of our market capitalization on the expiration of such tender offer.

“Market capitalization” is equal to the product of the then current closing sale price of our common stock times the number of shares of our common stock then outstanding.

We are entitled, in lieu of making certain adjustments under clause (3), (4) or (5) above, to provide that, subject to satisfying certain conditions, upon conversion of the New ZYPS, the holders of the New ZYPS will receive, in addition to the cash and shares of our common stock, if any, issuable upon conversion of their New ZYPS, the distribution referred to in clause (3), (4) or (5).

We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets, and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the New ZYPS who elected not to convert their New ZYPS pursuant to the procedures described above under the caption “—Conversion Upon Specified Corporate Transactions,” may convert the New ZYPS into the consideration they would have received if they had converted their New ZYPS immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Material U.S. Federal Income Tax Considerations—U.S. Holders—Adjustment of Conversion Price” for more information.

We may from time to time, to the extent permitted by law, reduce the conversion price of the New ZYPS by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Optional Redemption by CTI

At any time on or after May 15, 2009, we may redeem for cash some or all of the New ZYPS on at least 20 but not more than 60 days’ notice, at a redemption price equal to 100% of their principal amount. If we do not redeem all of the New ZYPS, the trustee will select the New ZYPS to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any New ZYPS are to be redeemed in part only, we will issue a new New ZYPS in principal amount equal to the unredeemed principal portion thereof. If a portion of a holder’s New ZYPS is selected for partial redemption and the holder converts a portion of its New ZYPS, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase at Option of Holders

Optional Put

On each of May 15, 2008, May 15, 2009, May 15, 2013 and May 15, 2018, holders may require us to repurchase for cash all of their New ZYPS not previously called for redemption, or any portion of those New ZYPS that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of those New ZYPS. Holders may submit their New ZYPS for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the applicable repurchase date until the close of business on the repurchase date.

Designated Event Put

If a designated event occurs, a holder will have the right to require us to repurchase for cash all of its New ZYPS not previously called for redemption, or any portion of those New ZYPS that is equal to $1,000 or a whole multiple of $1,000. A “designated event” is defined in the indenture to mean a Change in Control or a termination of trading. The repurchase date will be a business day no earlier than 30 days nor later than 60 days after the date we give notice of a designated event and will be specified in that notice. The repurchase price is equal to 100% of the principal amount of the New ZYPS to be repurchased.

Within 30 days after the occurrence of a designated event, we are required to give holders notice of the occurrence of the designated event and of the holder’s resulting repurchase right. To exercise the repurchase right, a holder must deliver, prior to the close of business on the repurchase date, written notice to the trustee of its exercise of its repurchase right, together with the New ZYPS with respect to which its right is being exercised. A holder may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

A “Change in Control” is defined in the indenture to mean any event or series of events as a result of which:

•	a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the then outstanding voting stock of CTI on a fully diluted basis;

•	at any time continuing directors, that is, members of the board of directors of CTI who were members of the board on May 2, 2003 or who were nominated or elected by at least a majority of the directors who were continuing directors at the time of such nomination or election or whose election to the board of directors was recommended or endorsed by at least a majority of the directors who were continuing directors at the time of such nomination or election, do not constitute a majority of the board of directors of CTI (or, if applicable, a successor corporation of CTI);

•	individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors (together with any directors who are members of the board of directors on the date hereof and any new directors whose election by the board of directors or whose nomination for election by the shareholders of CTI was approved by a vote of at least a majority of the members of the board of directors then still in office who either were members of the board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors then in office;

•	CTI conveys, transfers, or leases all or substantially all of its assets to any such “person” or “group”; or

•	CTI merges or consolidates with or into another corporation or another corporation merges with or into CTI, and the outstanding common stock of CTI is changed or exchanged into or for other assets or securities as a result of the transaction with the effect that immediately after such transaction any such “person” or “group” of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the total voting power of the then outstanding voting stock of the surviving corporation.

However, a Change in Control will be deemed not to have occurred if:

•	the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately before the change in control equals or exceeds 105% of the conversion price in effect on each such trading day; or

•	at least 90% of the consideration (excluding cash payments for dissenting and fractional shares) in the transaction or transactions constituting the change in control consists of shares of common stock or securities convertible into common stock that are, or immediately upon issuance will be, listed on a national securities exchange or the Nasdaq Stock Market and after such transaction or transactions, such securities remain or become convertible solely into such common stock.

A “termination of trading” as defined in the indenture means such time as our common stock (or other common stock into which the New ZYPS are convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

No quantitative or other established meaning has been given to the phrase “all or substantially all,” which appears in the definition of Change in Control, by courts that have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred and, accordingly, as to whether or not the holders of New ZYPS will have the right to require us to repurchase their New ZYPS.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the ZYPS. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law and other agreements relating to our indebtedness, at any time purchase the New ZYPS in the open market or by tender at any price or by private agreement. Any New ZYPS so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any New ZYPS surrendered to the trustee may not be reissued or resold and will be canceled promptly.

The foregoing provisions would not necessarily protect holders of the New ZYPS if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase New ZYPS upon the occurrence of a designated event is subject to important limitations. The occurrence of a designated event could cause an event of default under, or be prohibited or limited by, the terms of indebtedness that we may incur in the future. Further, we cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the New ZYPS that might be delivered by holders of New ZYPS seeking to exercise the repurchase right. Any failure by us to repurchase the New ZYPS when required following a designated event would result in an event of default under the indenture. Any such default may, in turn, cause a default under other existing indebtedness or indebtedness that we may incur in the future.

Events of Default

Each of the following constitutes an event of default under the indenture:

(1) default in the payment of principal on any New ZYPS at maturity, redemption or upon repurchase;

(2) default in the performance of or breach of any other of our covenants or agreements in the indenture or under the New ZYPS (other than a default specified in clause (1) above) and such default or breach continues for a period of 60 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the New ZYPS;

(3) there occurs with respect to any agreements, indentures or instruments under which we have indebtedness of $25.0 million or more in the aggregate, not including any amounts we may owe under reimbursement or similar obligations to banks, sureties or other entities which have issued letters of credit, surety bonds, performance bonds or other guarantees relating to the performance by us or our subsidiaries of contractual obligations to customers, to the extent any demands made under any such reimbursement or similar obligation relate to a draw under the related letter of credit or other instrument which draw is being contested in good faith through appropriate proceedings, whether such indebtedness now exists or shall hereafter be created, a default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the thirtieth day after notice of the default has been given to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the New ZYPS; provided, that if the default under the indenture or instrument is remedied or cured by us or waived by the holders of such indebtedness before the entry of judgment in favor of the trustee, then the event of default under the indenture will be deemed likewise to have been remedied, cured or waived; or

(4) there occurs certain events of bankruptcy, insolvency or reorganization with respect to us.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the New ZYPS notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium on, any of the New ZYPS when due or in the payment of any redemption or repurchase obligation.

If an event of default shall occur and be continuing (the default not having been cured or waived as provided under “—Meetings, Modifications and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the New ZYPS then outstanding may declare the New ZYPS due and payable at their principal amount and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of New ZYPS by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the New ZYPS then outstanding or a majority in aggregate principal amount of the New ZYPS represented at a meeting at which a quorum (as specified under “—Meetings, Modifications and Waiver” below) is present, in each case upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the occurrence of a default to act with the required standard of care, to be indemnified by the holders of New ZYPS before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the New ZYPS then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the New ZYPS then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Merger or Assumption

We may, without the consent of the holders of New ZYPS, consolidate with, merge into or transfer all or substantially all of our assets to any other entity organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving entity assumes all our obligations under the indenture and the New ZYPS;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Meetings, Modifications and Waiver

The indenture contains provisions for convening meetings of the holders of New ZYPS to consider matters affecting their interests.

The indenture (including the terms and conditions of the New ZYPS) may be modified or amended by us and the trustee, without the consent of the holder of any New ZYPS, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of New ZYPS;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of New ZYPS if any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of New ZYPS in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of New ZYPS in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of New ZYPS in any material respect.

Modifications and amendments to the indenture or to the terms and conditions of the ZYPS may also be made, and past default by us may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the New ZYPS at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the New ZYPS represented at such meeting.

However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each New ZYPS so affected:

•	change the maturity of the principal of any New ZYPS;

•	reduce the principal amount of, or premium on, any New ZYPS;

•	change the currency of payment of such New ZYPS;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any New ZYPS;

•	modify our obligations to maintain an office or agency in New York;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option or the conversion rights of holders of the New ZYPS;

•	reduce the percentage in aggregate principal amount of New ZYPS outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of New ZYPS outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of New ZYPS at which a resolution is adopted.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the New ZYPS at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

Governing Law

The indenture and the New ZYPS are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Information Concerning the Trustee and Transfer Agent

JPMorgan Chase Bank, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the New ZYPS. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business. The trustee can be contacted at the address set forth below regarding transfer or conversion of the New ZYPS:

JPMorgan Chase Bank, N.A.

4 New York Plaza, 15th Floor

New York, New York 10004

Attention: Institutional Trust Services

Facsimile Number: (212) 623-6167

Form, Denomination and Registration

Denomination and Registration

The New ZYPS will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global New ZYPS, Book-Entry Form

The New ZYPS will be evidenced by one or more global New ZYPS deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global New ZYPS may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. An investor may hold its interests in the global New ZYPS directly through DTC if such investor is a participant in DTC, or indirectly through organizations which are direct DTC participants if such investor is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Investors may also beneficially own interests in the global New ZYPS held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global New ZYPS, Cede & Co. for all purposes will be considered the sole holder of the global New ZYPS. Except as provided below, owners of beneficial interests in the global New ZYPS:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global New ZYPS.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global New ZYPS to transfer the beneficial interest in the global New ZYPS to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, premium on the global New ZYPS to Cede & Co., the nominee of DTC, as the registered owner of the global New ZYPS. None of CTI, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global New ZYPS to owners of beneficial interests in the global New ZYPS.

It is DTC’s current practice, upon receipt of any payment of principal of, and premium, if any, on the global New ZYPS, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the New ZYPS represented by the global New ZYPS, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in New ZYPS represented by the global New ZYPS held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If a holder would like to convert its New ZYPS into cash and shares of our common stock, if any, pursuant to the terms of the New ZYPS, it should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge its interest in the New ZYPS represented by global New ZYPS to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither CTI nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of New ZYPS, including, without limitation, the presentation of New ZYPS for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global New ZYPS are credited and only for the principal amount of the New ZYPS for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the New ZYPS. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global New ZYPS among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause New ZYPS to be issued in definitive form in exchange for the global New ZYPS. None of CTI, the trustee or any of their respective agents will have any responsibility for the performance by DTC, or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global New ZYPS.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

DESCRIPTION OF CAPITAL STOCK

This summary of the material features and rights of our capital stock does not purport to be exhaustive and is qualified in its entirety by reference to applicable New York law and our certificate of incorporation and by-laws. See “Where You Can Find More Information.”

General

The authorized capital stock of CTI consists of 600,000,000 shares of common stock, par value $0.10 per share, and 2,500,000 shares of preferred stock, par value $0.01 per share. As of October 31, 2004, there were issued and outstanding 197,254,609 shares of common stock. No shares of preferred stock have been issued to date.

Common Stock

All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive, redemption or conversion rights, and are entitled to one vote for each share held on each matter submitted to a vote of shareholders. Cumulative voting for the election of directors is not permitted. Holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to the rights and preferences of the holders of any preferred stock. On our liquidation, after payment of all indebtedness and the liquidation preference to holders of any preferred stock, our assets will be distributed pro rata to the holders of the common stock.

Preferred Stock

We may issue preferred stock in one or more series. The Board of Directors is authorized, without approval of shareholders, to determine, with respect to each series of preferred stock which may be issued, the powers, designations, preferences, and rights of the shares of such series and the qualifications, limitations, or restrictions thereof, including any dividend rate, redemption rights, liquidation preferences, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications. The effects of any issuance of the preferred stock upon the rights of holders of the common stock depends upon the respective powers, designations, preferences, rights, qualifications, limitations and restrictions of the shares of one or more series of preferred stock as determined by the Board of Directors. Such effects might include dilution of the voting power of the common stock, the subordination of the rights of holders of common stock to share in our assets upon liquidation, and reduction of the amount otherwise available for payment of dividends on common stock.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, New York, New York, serves as the transfer agent and registrar for the common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations relating to the exchange offer and to the ownership and disposition of the New ZYPS and common stock into which the New ZYPS are convertible. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

The discussion set forth below is limited to holders who receive the New ZYPS in exchange for Existing ZYPS pursuant to the exchange offer or, with respect to the discussion under “Consequences of the Exchange—Non-Exchanging Holders,” holders who do not exchange their Existing ZYPS pursuant to the exchange offer, and, in each case, who hold the Existing ZYPS, the New ZYPS and the common stock into which the New ZYPS are convertible as capital assets within the meaning of the Code. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address tax considerations applicable to a holder’s particular circumstances or to a holder that may be subject to special tax rules, including, without limitation, financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, certain former U.S. citizens or residents, persons holding the Existing ZYPS or the New ZYPS as a position in a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated transaction for tax purposes or persons that are U.S. persons for U.S. federal income tax purposes that have a functional currency other than the U.S. dollar. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws, the laws of any U.S. state or locality, or any foreign tax laws.

If a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership generally will depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership that holds Existing ZYPS, New ZYPS or common stock should consult its tax advisors.

EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO ITS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW ZYPS AND THE COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences of the Exchange

Exchanging Holders

Characterization of the exchange. Generally, the modification of a debt instrument, whether effected pursuant to an amendment of the terms of a debt instrument or an actual exchange of an existing debt instrument for a new debt instrument, will be treated as an exchange of the existing debt instrument for a new debt instrument for tax purposes if there is deemed to be a “significant modification” of the terms of the existing debt instrument as determined for U.S. federal income tax purposes. It is not entirely clear whether the exchange of the Existing ZYPS for the New ZYPS will be treated as a significant modification of the terms of the Existing ZYPS for U.S. federal income tax purposes. The exchange will be a significant modification of the terms of the Existing ZYPS if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. We will take the position that the exchange of Existing ZYPS for New ZYPS will not constitute an exchange for U.S. federal income tax purposes because we believe that the differences between the terms of the Existing ZYPS and the New ZYPS are not economically significant and, as a result, do not constitute a significant modification of the terms of the Existing ZYPS. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing the New ZYPS to treat the exchange as not constituting a significant modification of the terms of the Existing ZYPS. There can be no assurance, however, that the IRS will agree that the exchange of Existing ZYPS for New ZYPS does not constitute a significant modification of the terms of the Existing ZYPS.

Treatment if exchange does not constitute a significant modification. If, consistent with our position, the exchange of Existing ZYPS for New ZYPS does not constitute a significant modification of the terms of the Existing ZYPS, there will be no U.S. federal income tax consequences to a holder who exchanges Existing ZYPS for New ZYPS, and each holder will have the same tax basis and holding period in the New ZYPS as such holder had in the Existing ZYPS immediately prior to the exchange.

Treatment if exchange constitutes a significant modification. If, contrary to our position, the exchange of the Existing ZYPS for the New ZYPS were treated as a significant modification of the terms of the Existing ZYPS, the results for holders are not entirely clear. The exchange might be treated as a non-taxable recapitalization for U.S. federal income tax purposes. Whether the exchange would constitute a recapitalization would depend, in part, on whether the Existing ZYPS and the New ZYPS were treated as “securities” for U.S. federal income tax purposes. The rules for determining whether debt instruments such as the Existing ZYPS and the New ZYPS are securities are unclear. The term “security” is not defined in the Code or Treasury regulations and has not been clearly defined by judicial decisions. Although a debt instrument with a term of more than ten years is generally considered to be a security, no authority clearly addresses the impact of put features of the type included in the Existing ZYPS and the New ZYPS. Nevertheless, we believe that the Existing ZYPS and the New ZYPS constitute securities for U.S. federal income tax purposes. Accordingly, we would take the position that the exchange offer would constitute a recapitalization, in which case holders would not recognize any gain or loss as a result of the exchange, and would have the same tax basis and holding period in the New ZYPS as such holder had in the Existing ZYPS prior to the exchange.

If either the Existing ZYPS or the New ZYPS were not treated as securities, the exchange would be a taxable transaction for U.S. federal income tax purposes. In such case, each holder would recognize gain or loss, treating the issue price of the New ZYPS (generally the fair market value of the New ZYPS if they are considered to be traded on an established market) as the amount realized in the exchange. Any gain or loss generally would be capital gain or loss, and would be long-term if the holder held the Existing ZYPS for more than one year at the time of the exchange. The holding period in the New ZYPS would begin the day after the exchange, and each holder’s tax basis in the New ZYPS generally would equal the issue price of the New ZYPS (as described above).

It is possible that the New ZYPS would constitute equity rather than indebtedness if the exchange constitutes a significant modification. In such case, the treatment of the exchange would not differ materially from that described above.

Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences if the exchange of the Existing ZYPS for the New ZYPS is treated as a “significant modification” of the terms of the Existing ZYPS.

Non-Exchanging Holders

Holders of the Existing ZYPS who do not exchange Existing ZYPS for New ZYPS in the exchange offer will not recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange offer. Such holders will continue to have the same tax basis and holding period in their Existing ZYPS as such holders had immediately prior to the exchange offer.

U.S. Holders

The following is a discussion of the U.S. federal income tax consequences that will apply to a U.S. holder of New ZYPS or common stock into which the New ZYPS are convertible. A U.S. holder is a beneficial owner that is (i) a citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Conversion of the New ZYPS

The tax treatment of a U.S. holder’s conversion of a New ZYPS into our common stock and cash is uncertain. U.S. holders should consult their tax advisors to determine the correct treatment of such conversion. It is possible that the conversion may be treated as a partially taxable exchange as briefly discussed below.

Possible treatment as part conversion and part redemption. The conversion of a New ZYPS into our common stock and cash may be treated as in part a conversion into stock and in part a payment in redemption of a portion of the New ZYPS. In that event, a U.S. holder would not recognize any income, gain or loss with respect to the portion of the New ZYPS considered to be converted into stock, except with respect to any cash received in lieu of a fractional share of stock. If a U.S. holder receives cash in lieu of a fractional share of stock, such holder would be treated as if it received the fractional share and then redeemed it for cash. Accordingly, a holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share. A U.S. holder’s adjusted tax basis in the stock received upon conversion generally would be equal to the portion of its adjusted tax basis in the New ZYPS allocable to the portion of the New ZYPS deemed converted (less the basis allocable to any fractional share for which the holder receives cash). A U.S. holder’s holding period for such common stock generally would include the period during which the holder held the New ZYPS.

With respect to the part of the conversion that would be treated under this characterization as a payment in redemption of the remaining portion of the New ZYPS, a U.S. holder generally would recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis allocable to such portion of the New ZYPS. Gain or loss recognized will be long-term capital gain or loss if the U.S. holder has held the New ZYPS for more than one year. In the case of individuals, long-term capital gains are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to certain limitations.

Possible treatment as a recapitalization. The conversion of a New ZYPS into our common stock and cash may instead be treated in its entirety as a recapitalization for U.S. federal income tax purposes, in which case a U.S. holder would be required to recognize gain on the conversion but would not be allowed to recognize any loss. Accordingly, such tax treatment may be less favorable to a U.S. holder than if the conversion were treated as part conversion and part redemption, as described above. If the conversion constitutes a recapitalization, a U.S. holder generally: (a) would recognize gain (but not loss) in an amount equal to the lesser of

(i) the excess (if any) of (A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of common stock received (treating fractional shares as received for this purpose) in the exchange over (B) the holder’s adjusted tax basis in the New ZYPS; and

(ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares);

(b) with respect to cash received in lieu of a fractional share of common stock, would be treated as if it received the fractional share and then redeemed it for cash (and would recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in lieu of the fractional share and (ii) the portion of the U.S. holder’s adjusted tax basis in the New ZYPS that is allocated to the fractional share); (c) would have an aggregate tax basis in the common stock received in the conversion equal to the aggregate tax basis of the New ZYPS converted (less any basis allocable to any fractional shares deemed received in the conversion), decreased by the aggregate amount of cash (other than cash in lieu of fractional shares) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares); and (d) would have a holding period for such common stock received that includes the period during which the U.S. holder held the New ZYPS. Gain or loss recognized will be long-term capital gain or loss if the U.S. holder has held the New ZYPS for more than one year. In the case of individuals, long-term capital gains are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to certain limitations.

Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the exchange of New ZYPS into a combination of cash and common stock.

Disposition of the New ZYPS

A U.S. holder will generally recognize gain or loss upon the sale, redemption or other taxable disposition of the New ZYPS in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the New ZYPS and the amount realized from such disposition. A U.S. holder’s adjusted tax basis in New ZYPS will generally be equal to the amount such holder paid for the exchanged Existing ZYPS, increased by the amount of any market discount previously included in income by such U.S. holder and reduced by any amortizable bond premium allowable as a deduction with respect to the Existing ZYPS. Any gain or loss recognized upon a disposition generally will be capital gain or loss, and would be long-term capital gain or loss if the New ZYPS were held for more than one year at the time of disposition. The deductibility of capital losses is subject to certain limitations.

Adjustment of Conversion Price

The conversion price of the New ZYPS is subject to adjustment in certain circumstances. Under Section 305 of the Code and the Treasury regulations promulgated thereunder, adjustments to the conversion price of the New ZYPS may result in a taxable constructive distribution to the U.S. holders of New ZYPS if, and to the extent that, certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of our common stock) increase the proportionate interest of a U.S. holder of New ZYPS in our assets or earnings and profits. Such a constructive distribution will be treated as a dividend, resulting in ordinary income to the extent of our current and accumulated earnings and profits, with any excess treated first as a tax-free return of capital which reduces such U.S. holder’s tax basis in the New ZYPS to the extent thereof and thereafter as gain from the sale or exchange of the New ZYPS. Generally, a U.S. holder’s tax basis in New ZYPS will be increased to the extent of any such constructive distribution treated as a dividend. Moreover, if there is not a full adjustment to the conversion price of the New ZYPS (or any other outstanding option, warrant, convertible debt or similar instrument) to reflect a stock dividend or other event increasing the proportionate interest of the holders of our outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of our common stock generally will be treated as a constructive distribution to such holders, taxable as described above.

Distributions on Common Stock

Distributions paid on our common stock, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. holder’s investment, up to the U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by a corporate U.S.

holder may be eligible for a dividends received deduction, and under current rules, dividends received by a non-corporate U.S. holder generally will be subject to U.S. federal income tax at rates generally applicable to long-term capital gains, provided certain holding period requirements are satisfied.

Sale or Other Disposition of Common Stock

Gain or loss realized by a U.S. holder on the sale or other disposition of our common stock will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the U.S. holder held the common stock for more than one year. The amount of the U.S. holder’s gain or loss will be equal to the difference between the U.S. holder’s tax basis in the common stock disposed of and the amount realized on the disposition.

Non-U.S. Holders

The following is a discussion of the U.S. federal income tax consequences that will apply to a non-U.S. holder of New ZYPS or common stock into which the New ZYPS are convertible. A non-U.S. holder is a beneficial owner that is neither a U.S. holder nor any entity treated as a partnership for U.S. federal income tax purposes.

Payments on the New ZYPS

All payments on the New ZYPS made to a non-U.S. holder, including a payment made pursuant to a conversion, exchange, redemption or retirement (whether in cash or a combination of cash and our common stock) and any gain realized on a sale of the New ZYPS, will be exempt from U.S. federal income and withholding tax, provided that:

•	such payments are not effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States (or, if certain income tax treaties apply, are not attributable to a U.S. permanent establishment);

•	in the case of a non-U.S. holder who is a nonresident alien individual, the individual is not present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; and

•	in the case of gain realized on the sale, conversion or other disposition of the New ZYPS we are not, and have not been within the shorter of the five-year period preceding such disposition and the period the non-U.S. holder held the New ZYPS, a U.S. real property holding corporation. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

However, if a non-U.S. holder were deemed to have received a constructive dividend (see “—U.S. Holders—Adjustment of Conversion Price” above), the non-U.S. holder generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the dividend. A non-U.S. holder who is subject to withholding tax under such circumstances should consult its own tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.

If a non-U.S. holder of New ZYPS is engaged in a trade or business in the United States, and if payments on the New ZYPS are effectively connected with the conduct of this trade or business (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment), the non-U.S. holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a U.S. holder (see “—U.S. Holders” above), except that the non-U.S. holder will be required to provide a properly executed IRS Form W-8ECI (or suitable successor form) in order to claim an exemption from withholding tax. These non-U.S. holders should consult their own tax advisors with respect to other tax consequences of the ownership of the New ZYPS, including the possible imposition of a 30% branch profits tax.

Distributions on Common Stock

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or suitable successor form)

certifying its entitlement to benefits under a treaty. A non-U.S. holder who is subject to withholding tax under such circumstances should consult its own tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax.

If a non-U.S. holder of our common stock is engaged in a trade or business in the United States, and if the dividends are effectively connected with the conduct of this trade or business (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment), the non-U.S. holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a U.S. holder (see “—U.S. Holders” above), except that the non-U.S. holder will be required to provide a properly executed IRS Form W-8ECI (or suitable successor form) in order to claim an exemption from U.S. withholding tax. These non-U.S. holders should consult their own tax advisors with respect to other U.S. federal income tax consequences of the ownership of our common stock, including the possible imposition of a 30% branch profits tax.

Sale or Other Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment);

•	in the case of a non-U.S. holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation at any time within the shorter of the five-year period preceding such sale or other disposition and the period the non-U.S. holder held the common stock. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If a non-U.S. holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), the non-U.S. holder will generally be taxed in the same manner as a U.S. holder (see “—U.S. Holders” above). These non-U.S. holders should consult their own tax advisors with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the New ZYPS, the common stock and the proceeds from a sale or other disposition of the New ZYPS or the common stock. A U.S. holder may be subject to U.S. backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A non-U.S. holder may be subject to U.S. backup withholding tax on these payments unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of the ownership and disposition of the New ZYPS and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

LEGAL MATTERS

The validity of the ZYPS and the shares of common stock issuable upon conversion of the ZYPS will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters will be passed upon for the dealer manager by Cleary, Gottlieb, Steen & Hamilton.

EXPERTS

The consolidated financial statements of CTI and subsidiaries as of January 31, 2004 and 2003, and for each of the three years in the period ended January 31, 2004, incorporated in this prospectus by reference from CTI’s Annual Report on Form 10-K for the year ended January 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended, or the Exchange Act, with the SEC. You may read and copy any document we file at the Commission’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on operation of the public reference room. Our filings are also available to the public from the Commission’s web site at www.sec.gov. Our Internet address is www.cmvt.com. The information contained on our website is not included as a part of, or incorporated by reference into, this prospectus. We make available, free of charge, on our Internet website, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the Commission.

We incorporate by reference information that we have filed with the Commission. This means that we disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with the Commission after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the Commission and any filings that we will make with the Commission in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated:

•	Annual Report on Form 10-K for the year ended January 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended April 30, 2004, July 31, 2004 and October 31, 2004; and

•	Description of our common stock contained in our registration statement on Form 8-A filed with the Commission on March 17, 1987, as amended.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for copies should be directed to: Comverse Technology, Inc., Attention: Vice President, Corporate and Marketing Communications, 170 Crossways Park Drive, Woodbury, NY 11797, telephone (516) 677-7200.

The exchange agent for the exchange offer is:

JPMORGAN CHASE BANK, N.A.

By Hand: JPMorgan Chase Bank, N.A. Institutional Trust Services window 4 New York Plaza, 1st Floor New York, New York 10004	By Mail: JPMorgan Chase Bank, N.A. Institutional Trust Services P.O. Box 2320 Dallas, Texas 75221-2320 Attention: Frank Ivins

By Overnight Mail or Courier: JPMorgan Chase Bank, N.A. Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attention: Frank Ivins	By Facsimile: (214) 468-6494 (For Eligible Institutions Only) Confirm by Telephone: (214) 468-6464

Questions or requests for assistance or additional copies of our prospectus, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the dealer manager at their respective addresses and telephone numbers set forth below.

The information agent for the exchange offer is:

D.F. KING & CO., INC.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers call collect: (212) 269-5550

All others call toll-free: (800) 758-5378

The dealer manager for the exchange offer is:

LEHMAN BROTHERS

745 Seventh Avenue, 5th Floor

New York, New York 10019

Attention: Convertible Origination Group

(800) 438-3242 (U.S. toll-free)

(212) 526-7343 (collect)